A Year of Grande Additions



CNL™
Hospitality Properties, Inc.



COMPANY PROFILE

CNL Hospitality Properties, Inc. (the "Company") is a real estate investment trust (REIT) that invests in hotel and resort properties representing the full service, extended stay and limited service segments of the lodging industry. As of April 30, 2004, the Company owned interests in a geographically diverse portfolio of 136 hotels and resorts in 37 states, the District of Columbia and Canada.

The Company continues to execute its strategy of acquiring and developing high quality properties that are leased to or managed by strong, nationally recognized hotel operators.



ABOUT REITs

A real estate investment trust, or REIT, is a corporation that combines the capital of many shareholders to acquire or provide financing for all forms of income-producing real estate. A REIT gives an investor a practical and effective means to include professionally managed real estate in a diversified portfolio.

A corporation that qualifies as a REIT is required to pay at least 90 percent of its taxable income to its shareholders every year, and in return, typically does not pay corporate income tax – one of the most attractive aspects of a REIT. This means that nearly all of a REIT's income can be distributed to shareholders, and generally there is no double taxation of the income to the shareholders.

Source: © National Association of Real Estate Investment Trusts (NAREIT)

Pictured on cover and to the right:
Hotel del Coronado
Coronado, California



2003 HIGHLIGHTS



- The Company acquired interests in 73 properties, including its first international hotel, increasing its asset base to $3.8 billion.
- The Company acquired the "grande dame of the Pacific," the Hotel del Coronado outside San Diego, California.
- Through the acquisition of RFS Hotel Investors, Inc., the Company doubled its portfolio by adding 57 hotels, 8,271 rooms and 14 states.
- Annual stock offering proceeds rose to more than $1.1 billion in 2003 from $489 million in 2002.
- The Company further diversified its portfolio by adding new brands – Hyatt, Sheraton, Four Points by Sheraton – and by re-flagging key properties.
- By nearly doubling the size of its asset management team, the Company embarked on an even more active ownership strategy.



Table of Contents





Marriott Seattle Waterfront
Seattle, Washington

Acquired in May 2003, the 358-room property is the first full-service Marriott hotel in downtown Seattle and only the second hotel to be situated on Elliott Bay. The property also features the Fish Club, a restaurant by renowned Chef Todd English.



To Our Shareholders:

Indeed, 2003 was a year of "grande" additions for CNL Hospitality Properties, Inc.

We took this opportune time in a challenging economic environment to position ourselves for an impending recovery and to lay a foundation for our future. A foundation built by executing a prudent investment methodology and acquiring strategic hotel and resort assets that offer significant income potential. With thoughtful resolve, we did more than stay the course in 2003 ... we charted our own, enhanced our portfolio diversification and became an even stronger company.

Strategic Investments

As of April 30, 2004, we owned interests in 136 hotels and resorts located in 37 states, the District of Columbia and Canada. During the year, we added 73 hotels, more than 14,500 rooms and 15 new markets, including the 144-room Hampton Inn Chelsea in Manhattan and the 607-room Hyatt Regency Montreal in Quebec. We also welcomed six new brands to our portfolio – Hyatt, Sheraton, Four Points by Sheraton, Holiday Inn, Holiday Inn Express and Homewood Suites – bringing our total to 19 nationally recognized hotel brands.



Most notably, the culmination of 2003 included the "grande" addition of the legendary 688-room Hotel del Coronado. Built in 1888, the historic resort is located on 31 beachfront acres on Coronado Island outside San Diego, California. Already benefitting from $55 million in recent renovations, the Del will continue to be upgraded in 2004, solidifying its reputation as one of the top destinations in the world. This defining asset provides stable cash flow, and directly aligns with our strategy to create long-term value potential for our shareholders.



GEOGRAPHIC DIVERSIFICATION OF HOTEL PORTFOLIO



◆ 136 ACQUIRED PROPERTIES

As of April 30, 2004



Hilton La Jolla Torrey Pines
– La Jolla, California

The four diamond, 394-room Hilton Torrey Pines overlooks the Southern California coastline and the legendary Torrey Pines Golf Course, which is scheduled to host the 2008 U.S. Open.



To expand our portfolio's geographic and brand diversification, we acquired RFS Hotel Investors, Inc., a publicly listed hotel REIT based in Memphis, Tennessee, in July 2003 for approximately $792 million. By adding a mix of leading hotel brands in key markets – 57 properties, 8,271 rooms, 14 states and six national brands – this acquisition nearly doubled our portfolio and strengthened our position as one of the nation's largest lodging REITs.

Another grande opportunity developed for us subsequent to the end of the year. In April 2004, we acquired KSL Recreation Corporation including its portfolio of six world-renowned luxury hotels, golf resorts and spas. These premier properties include: Grand Wailea Resort Hotel & Spa on Maui, Hawaii; La Quinta Resort & Club and PGA West in La Quinta, California; Arizona Biltmore Resort & Spa in Phoenix, Arizona; Doral Golf Resort & Spa in Miami, Florida; The Claremont Resort & Spa in Berkeley, California; and Emerald Pointe Resort in Lake Lanier Islands, Georgia. As a result of this $2.2 billion transaction, we are now the second largest hotel REIT measured by total assets.

Beyond growth from acquisitions, we remain committed to reinvest in our existing hotel properties in order to sustain quality and performance. The asset management and development teams of our advisor, CNL Hospitality Corp., worked to renovate a number of our properties in 2003, including the 494-room JW Marriott New Orleans, the 486-room Hilton Costa Mesa and the 500-room Miami Hilton Airport & Towers. We also completed development of the 156-room Courtyard Foothill Ranch in Orange County, California in February 2004, and will open the 293-room Tampa Renaissance Hotel at International Plaza in August 2004. We will continue to evaluate development and reinvestment opportunities that align with our criteria for generating long-term optimal income.

Rewarding Relationships

In 2003, we forged new operating relationships with such industry leaders as Hyatt Hotels Corporation and KSL Recreation Corporation, and expanded our strong associations with Marriott International, Inc. and Hilton Hotels Corporation. We acquired our first

BRAND DIVERSIFICATION BY ROOMS


HILTON® 12.2%
TOWNEPLACE SUITES® 2.6%
SPRINGHILL SUITES® 4.5%
RESIDENCE INN® 12.0%
COURTYARD® 10.8%
MARRIOTT® HOTELS, RESORTS & SUITES 14.4%
DOUBLETREE® 2.6%
EMBASSY SUITES HOTELS® 3.0%
HAMPTON INN® 7.5%
HOLIDAY INN® &
HOLIDAY INN EXPRESS® 4.9%
HYATT® 5.0%
SHERATON® & FOUR POINTS
BY SHERATON® 3.3%
INDEPENDENT** 13.0%
OTHER* 4.2%

Includes properties the Company owned as of April 30, 2004.

* *Includes Wyndham®, Homewood Suites®, Renaissance®, Comfort Inn®, Fairfield Inn®.*

** *Includes Hotel Rex, Beverly Heritage, Hotel del Coronado, Grand Wailea Resort Hotel & Spa, La Quinta Resort & Club and PGA West, Arizona Biltmore Resort & Spa, Doral Golf Resort & Spa, The Claremont Resort & Spa, and Emerald Pointe Resort At Lake Lanier Islands.*


Hampton Inn



FEATURED ASSETS FROM
THE RFS HOTEL INVESTORS, INC.
ACQUISITION

Pictured above:

56-room Hampton Inn Sedona
– Sedona, Arizona

Inset (from right to left):

173-room Sheraton Sunnyvale
– Sunnyvale, California

198-room Four Points
by Sheraton Bakersfield
– Bakersfield, California



Hyatt hotel, the Hyatt Regency Coral Gables, and further strengthened this relationship with the acquisition of, and subsequent conversion to, the Hyatt Regency Montreal, and the acquisition of the Hyatt Regency Dearborn in Michigan through a partnership with Ford Land Development Company.

We expanded our association with Marriott by acquiring the newly constructed 358-room Marriott Seattle Waterfront, and added two properties that were converted to the Marriott brand upon acquisition – the 404-room Dallas/Plano Marriott at Legacy Town Center and the 494-room JW Marriott New Orleans. We also broadened our portfolio through two joint ventures with Hilton with the acquisition of three Embassy Suites Hotels and three Hilton properties, including the 394-room Hilton La Jolla Torrey Pines and the 544-room Capital Hilton in Washington, D.C., our first property in the nation's capital.

We value our relationships with these exceptional lodging companies that share our dedication to superior service and operational excellence.

Financial Results

In 2003, our asset base grew from $1.6 billion to more than $3.8 billion. We received over $1.1 billion in gross offering proceeds, the majority of which was used to acquire interests in 73 hotel properties.

Our funds from operations (FFO*) and net earnings in 2003 were approximately $90.6 million and $6.0 million, respectively, including credit enhancements. Cash flow from operations, including from credit enhancements, was $112.9 million compared to $76.7 million in 2002. Dividends paid to shareholders in 2003 remained at an annual rate of 7.75 percent totaling $130.0 million. The Company's dividend policy reflects our balanced analysis of current operating cash flow and long-term, stabilized cash flow and value creation. During the year, we utilized borrowings through our line of credit and funding under our credit enhancements to fund a substantive portion of our distributions.

As the economy began to improve in the latter part of 2003, our properties began to improve in both revenue per available room (RevPAR) and occupancy. In the fourth quarter, RevPAR for 47 comparable properties** increased 5.3 percent compared with the fourth quarter of 2002. This resulted in 66.6 percent average occupancy rate, 2.9 percentage points above last year's results. During the same time, RevPAR for the overall lodging industry in the United States increased 3.6 percent, the result of a 2.8 percent occupancy growth.



* *FFO is a common non-GAAP (generally accepted accounting principles) financial performance measure in the REIT industry that generally represents net earnings before gains from the sale of real estate assets, plus depreciation and amortization of real estate. Please see page 20 for the reconciliation of net earnings to FFO for the years ended 1999 to 2003.*

** *Comparable properties are hotels owned by the Company during the entirety of both periods being compared.*



JW Marriott Desert Ridge Resort & Spa – Phoenix, Arizona

The 950-room JW Marriott Desert Ridge is the largest resort and spa in Arizona. The 28,000 square-foot Revive Spa, named one of America's best spas by *Mobil Travel Guide*, offers 41 treatment rooms, fitness spa, cafe and Olympic-size swimming pool.



Experienced Leadership

This past year, we demonstrated our commitment to strengthen our executive leadership with the appointment of 30-year industry veteran John Griswold to president in March 2003. We are also pleased to welcome Robert E. Parsons and his more than 20 years of hospitality investment and financial experience to our Board of Directors.

CNL Hospitality Corp., our advisor, has grown to over 100 associates and has focused its experienced asset management team to take an even more active ownership position. This team – reflecting a broad range of lodging expertise – is one of the finest in the industry and works closely with our operating partners to maximize the long-term performance of our portfolio.

Future Outlook

The addition of the Hotel del Coronado and the recent $2.2 billion acquisition of KSL Recreation Corporation have solidified our position as a leading owner of distinctive luxury resorts and upper-upscale hotel properties. In light of the Company's scale, leading position and market trends, we have conducted a careful analysis of our strategic alternatives and, consistent with our stated long-term goals, are pursuing a public listing of our shares and firm underwritten offering. We remain optimistic about the growth opportunities in the lodging industry and are poised to continue to build and oversee one of the strongest hotel portfolios in the industry.

We look to the future with great enthusiasm and thank you for the privilege of being stewards of your real estate investment.

Sincerely yours,



JAMES M. SENEFF, JR.
Chairman of the Board



THOMAS J. HUTCHISON III
Chief Executive Officer

Letter Dated April 30, 2004



Hyatt Regency Coral Gables
– Coral Gables, Florida

The 242-room hotel is an elegant Mediterranean-style property within walking distance to shopping along South Florida's famous Miracle Mile. The fifth floor pool deck boasts spectacular views of Biscayne Bay and downtown Miami.



Directors, Independent Directors & Executive Officers



JAMES M. SENEFF, JR.
Chairman of the Board



ROBERT A. BOURNE
Vice Chairman of the Board & Treasurer



THOMAS J. HUTCHISON III
Chief Executive Officer



CHARLES E. ADAMS*
Independent Director
President and Founding Principal of Celebration Associates, LLC, a real estate advisory and development firm



LAWRENCE A. DUSTIN
Independent Director
President, a director and a principal stockholder of Dustin/Massagli LLC, which manages operations of EMTG, LLC



CRAIG M. MCALLASTER*
Independent Director
Dean of the Roy E. Crummer Graduate School of Business at Rollins College



ROBERT E. PARSONS, JR.*
Independent Director
President of Wasatch Investments, an advisory and consulting firm to the real estate and lodging industries



JOHN A. GRISWOLD
President



C. BRIAN STRICKLAND
Executive Vice President, Chief Financial Officer & Corporate Secretary



BARRY A. N. BLOOM
Senior Vice President of Portfolio Management & Administration



MARK E. PATTEN
Senior Vice President & Chief Accounting Officer



PAUL H. WILLIAMS
Senior Vice President of Corporate Strategy & Capital Markets

As of April 30, 2004
** Member of audit committee*


Marriott

Dallas/Plano Marriott at Legacy Town Center
Plano, Texas

The newly flagged, 404-room Marriott Plano overlooks Bishop Lake and is located in the popular mixed-use development of Legacy Town Center, which includes the corporate headquarters of Kodak, Frito-Lay and J.C. Penney.





Hotel Portfolio

ALABAMA

Hilton Birmingham Perimeter Park
8 Perimeter Park Drive
Birmingham, AL 35243

ARIZONA

Hampton Inn Phoenix Chandler
7333 W. Detroit Street
Chandler, AZ 85226

Homewood Suites Phoenix Chandler
7373 W. Detroit Street
Chandler, AZ 85226

Arizona Biltmore Resort & Spa
2400 East Missouri
Phoenix, AZ 85016

JW Marriott Desert Ridge Resort & Spa
5350 East Marriott Drive
Phoenix, AZ 85054

Residence Inn Phoenix Airport
801 North 44th Street
Phoenix, AZ 85008

Courtyard Scottsdale Old Town
3311 North Scottsdale Road
Scottsdale, AZ 85251

Hampton Inn Sedona
1800 Highway 89 A
Sedona, AZ 86336

Hilton Tucson El Conquistador Golf & Tennis Resort
10000 North Oracle Road
Tucson, AZ 85737

CALIFORNIA

Four Points by Sheraton Bakersfield
5101 California Avenue
Bakersfield, CA 93309

The Claremont Resort & Spa
41 Tunnel Road
Berkeley, CA 94705

Hilton Costa Mesa
3050 Bristol Street
Costa Mesa, CA 92626

Hotel del Coronado
1500 Orange Avenue
Coronado, CA 92118

Courtyard Foothill Ranch
27492 Portola Parkway
Foothill Ranch, CA 92610

Hilton La Jolla Torrey Pines
10950 North Torrey Pines Road
La Jolla, CA 92037

La Quinta Resort & Club
49-499 Eisenhower Drive
La Quinta, CA 92253

SpringHill Suites Manhattan Beach - Hawthorne
14620 Aviation Boulevard
Manhattan Beach, CA 90250

TownePlace Suites Los Angeles - Manhattan Beach
14400 Aviation Boulevard
Manhattan Beach, CA 90250

Sheraton San Jose
1801 Barber Lane
Milpitas, CA 95035

The Beverly Heritage Hotel
1820 Barber Lane
Milpitas, CA 95035

Courtyard Newark - Silicon Valley
34905 Newark Boulevard
Newark, CA 94560

Residence Inn San Jose - Newark
35466 Dumbarton Court
Newark, CA 94560

TownePlace Suites Newark - Silicon Valley
39802 Cedar Boulevard
Newark, CA 94560

Courtyard Oakland Airport
350 Hegenberger Road
Oakland, CA 94621

Courtyard Palm Desert
74895 Frank Sinatra Drive
Palm Desert, CA 92211

Residence Inn Palm Desert
38305 Cook Street
Palm Desert, CA 92211

Four Points by Sheraton Pleasanton
5115 Hopyard Road
Pleasanton, CA 94588

Residence Inn Sacramento/Cal Expo
1530 Howe Avenue
Sacramento, CA 95825

Doubletree Hotel San Diego Del Mar
11915 El Camino Real
San Diego, CA 92130

Residence Inn San Diego - Sorrento Mesa
5995 Pacific Mesa Court
San Diego, CA 92121

Courtyard San Francisco Downtown
299 Second Street
San Francisco, CA 94105

Hilton San Francisco Fisherman's Wharf
2620 Jones Street
San Francisco, CA 94133

Hotel Rex
562 Sutter Street
San Francisco, CA 94102

Embassy Suites Santa Clara - Silicon Valley
2885 Lakeside Drive
Santa Clara, CA 95054

Sheraton Hotel Sunnyvale
1100 N. Mathilda Avenue
Sunnyvale, CA 94089

Residence Inn Torrance/Redondo Beach
3701 Torrance Boulevard
Torrance, CA 90503

COLORADO

Hampton Inn Denver Northeast I-70
4685 Quebec Street
Denver, CO 80216

Hotel Portfolio
(CONTINUED)

Wyndham Denver Tech Center
7675 East Union Avenue
Denver, CO 80237

Hampton Inn Denver Southwest Lakewood
3605 S. Wadsworth Boulevard
Lakewood, CO 80235

CONNECTICUT

Courtyard Hartford - Manchester
225 Slater Street
Manchester, CT 06040

Residence Inn Hartford - Manchester
201 Hale Road
Manchester, CT 06040

DELAWARE

Residence Inn – Wilmington/Newark
240 Chapman Road
Newark/Wilmington, DE 19702

DISTRICT OF COLUMBIA

Capital Hilton
1001 16th Street
Washington, D.C. 20036

FLORIDA

Hyatt Regency Coral Gables
50 Alhambra Plaza
Coral Gables, FL 33134

Hampton Inn Ft. Lauderdale – Cypress Creek
720 Cypress Creek
Fort Lauderdale, FL 33334

Hampton Inn Jacksonville
1331 Prudential Drive
Jacksonville, FL 32207

Residence Inn Jacksonville / Butler Blvd.
10551 Deerwood Park
Jacksonville, FL 32256

Doral Golf Resort & Spa
4400 N.W. 87th Avenue
Miami, FL 33178

Miami Hilton Airport & Towers
5101 Blue Lagoon Drive
Miami, FL 33126

Miami TownePlace Suites Miami Airport West
10505 N.W. 36th Street
Miami, FL 33178

Miami TownePlace Suites Miami Lakes
8079 N.W. 154th Street
Miami Lakes, FL 33016

Courtyard Marriott Village at Lake Buena Vista
8623 Vineland Avenue
Orlando, FL 32821

Embassy Suites Orlando Airport
5835 T.G. Lee Boulevard
Orlando, FL 32822

Fairfield Inn Marriott Village at Lake Buena Vista
8623 Vineland Avenue
Orlando, FL 32821

Residence Inn Orlando International Drive
7975 Canada Avenue
Orlando, FL 32819-8262

Residence Inn Sea World International Center
11000 Westwood Boulevard
Orlando, FL 32821

SpringHill Suites Marriott Village at Lake Buena Vista
8601 Vineland Avenue
Orlando, FL 32821

Renaissance Tampa at International Plaza
(under construction)
Tampa, FL

Residence Inn West Palm Beach Florida
2461 Metrocentre Boulevard
West Palm Beach, FL 33407

Courtyard Ft. Lauderdale Weston
2000 N. Commerce Parkway
Weston, FL 33326

GEORGIA

Courtyard Alpharetta Atlanta
12655 Deerfield Parkway
Alpharetta, GA 30004

Residence Inn Atlanta - Buckhead (Lenox Park)
2220 Lake Boulevard
Atlanta, GA 30319

Residence Inn Atlanta Perimeter West
6096 Barfield Road
Atlanta, GA 30328

Residence Inn Atlanta - Gwinnett Place
1760 Pineland Road
Duluth, GA 30096

Emerald Pointe Resort At Lake Lanier Islands
7000 Holiday Road
Lake Lanier Islands, GA 30518

Comfort Inn Marietta
2100 Northwest Parkway
Marietta, GA 30067

HAWAII

Waikiki Beach Marriott Resort
2552 Kalakaua Avenue
Honolulu, Oahu, HI 96815

Grand Wailea Resort Hotel & Spa
3850 Wailea Alanui
Wailea, Maui, HI 96753

ILLINOIS

Holiday Inn Express Arlington Heights Chicago
2120 S. Arlington Heights Road
Arlington Heights, IL 60005

Holiday Inn Crystal Lake
800 South Route 31
Crystal Lake, IL 60014

Holiday Inn Express Downers Grove Chicago
3031 Finley Road
Downers Grove, IL 60515

INDIANA

Hampton Inn Indianapolis Airport
5601 Fortune Circle
West Indianapolis, IN 46241

KANSAS

Courtyard – Overland Park Convention Center
11001 Woodson Street
Overland Park, KS 66211

KENTUCKY

Holiday Inn Southwest Louisville
4110 Dixie Highway
Louisville, KY 40216

LOUISIANA

Holiday Inn Central Lafayette
2032 N.E. Evangeline Thruway
Lafayette, LA 70509

JW Marriott New Orleans
614 Canal Street
New Orleans, LA 70130

MAINE

TownePlace Suites Portland - Scarborough
700 Roundwood Drive
Scarborough, ME 04074

MARYLAND

Baltimore-Washington International Airport Marriott
1743 West Nursery Road
Baltimore, MD 21240

SpringHill Suites Gaithersburg
9715 Washingtonian Boulevard
Gaithersburg, MD 20878

MASSACHUSETTS

Wyndham Billerica
270 Concord Road
Billerica, MA 01821

TownePlace Suites Boston - Tewksbury
20 International Place
Tewksbury, MA 01876

MICHIGAN

Residence Inn Ann Arbor
800 Victors Way
Ann Arbor, MI 48108

Hilton Suites Auburn Hills
2300 Featherstone Road
Auburn Hills, MI 48326

Hyatt Regency Dearborn
600 Town Center Drive
Dearborn, MI 48126-2793

Courtyard Flint
5205 Gateway Centre
Flint, MI 48507

Holiday Inn Gateway Centre
5353 Gateway Centre
Flint, MI 48507

MINNESOTA

Hampton Inn Minneapolis – Bloomington
4201 West 80th Street
Bloomington, MN 55437

Holiday Inn Express Bloomington
814 East 79th Street
Bloomington, MN 55420

Hampton Inn Minnetonka
10420 Wayzata Boulevard
Minnetonka, MN 55305

MISSISSIPPI

Hampton Inn Hattiesburg
4301 Hardy Street
Hattiesburg, MS 39401

Hotel Portfolio

(CONTINUED)

MISSOURI

Sheraton Clayton Plaza Hotel St. Louis
7730 Bonhomme Avenue
Clayton, MO 63105

Residence Inn Kansas City
2975 Main Street – Union Hill
Kansas City, MO 64108

NEBRASKA

Hampton Inn Lincoln Airport I-80
1301 W. Bond Circle
Lincoln, NE 68521-3636

Hampton Inn Omaha
9720 West Dodge Road
Omaha, NE 68114

NEVADA

Residence Inn Las Vegas Hughes Center
370 Hughes Center Drive
Las Vegas, NV 89109

NEW JERSEY

Courtyard Basking Ridge
595 Martinsville Road
Basking Ridge, NJ 07920

Bridgewater Marriott
700 Commons Way
Bridgewater, NJ 08807

Courtyard Edison - Raritan Center
3105 Woodbridge Avenue
Edison, NJ 08837

TownePlace Suites Philadelphia - Mt. Laurel
450 Century Parkway
Mount Laurel, NJ 08054

NEW YORK

Residence Inn Fishkill
14 Schuyler Boulevard
Fishkill, NY 12524

Hampton Inn Chelsea - Manhattan
108 W. 24th Street
New York, NY 10011

Hilton Rye Town
699 Westchester Avenue
Rye, NY 10573

NORTH CAROLINA

Residence Inn Charlotte
5816 West Park Drive
Charlotte, NC 28217

SpringHill Suites Charlotte University
8700 Research Drive
Charlotte, NC 28262

SpringHill Suites Durham - RTP
920 Slater Road
Durham, NC 27703

OKLAHOMA

Hampton Inn Oklahoma City – Airport I-40
1905 S. Meridian Avenue
Oklahoma City, OK 73108

Hampton Inn Tulsa
3209 S. 79th East Avenue
Tulsa, OK 74145

OREGON

Embassy Suites Hotel Portland - Downtown
319 SW Pine Street
Portland, OR 97204

PENNSYLVANIA

Courtyard Philadelphia Downtown
21 North Juniper Street at City Hall
Philadelphia, PA 19107

SpringHill Suites Philadelphia - Plymouth Meeting
430 Plymouth Road
Plymouth Meeting, PA 19462

RHODE ISLAND

Residence Inn Warwick
500 Kilvert Street
Warwick, RI 02883

SOUTH CAROLINA

Holiday Inn Columbia City Centre at USC
630 Assembly Street
Columbia, SC 29201

TENNESSEE

Hampton Inn Walnut Grove
33 Humphrey Center Drive
Memphis, TN 38120

TEXAS

Holiday Inn Express Airport I-35
7622 I-35 North
Austin, TX 78752

Hilton Dallas - Lincoln Centre
5410 LBJ Freeway
Dallas, TX 75240

Marriott Suites Market Center
2493 North Stemmons Freeway
Dallas, TX 75207

TownePlace Suites – Fort Worth Southwest
4200 International Plaza
Fort Worth, TX 76109

Residence Inn Fort Worth River Plaza
1701 S. University Drive
Fort Worth, TX 76107

Hampton Inn Houston Galleria
4500 Post Oak Parkway
Houston, TX 77027

Hampton Inn Houston Hobby Airport
8620 Airport Boulevard
Houston, TX 77061

Hampton Inn Laredo
7903 San Dario
Laredo, TX 78041

Courtyard Dallas Plano in Legacy Park
6840 North Dallas Parkway
Plano, TX 75024

Dallas/Plano Marriott at Legacy Town Center
7120 Dallas Parkway
Plano, TX 75024

Residence Inn Dallas Plano
5001 Whitestone Lane
Plano, TX 75024

Residence Inn Tyler
3303 Troup Highway
Tyler, TX 75701

UTAH

Residence Inn Salt Lake City Cottonwood
6425 South 3000 East
Salt Lake City, UT 84121

VIRGINIA

Courtyard Crystal City - Reagan National Airport
2899 Jefferson Davis Highway
Arlington, VA 22202

Doubletree Crystal City
300 Army Navy Drive
Arlington, VA 22202

Embassy Suites Crystal City - Reagan National Airport
1300 Jefferson Davis Highway
Arlington, VA 22202

SpringHill Suites Centreville - Manassas
5920 Trinity Parkway
Centreville, VA 20120

Residence Inn Fairfax - Merrifield
8125 Gatehouse Road
Falls Church, VA 22042

SpringHill Suites Richmond - Virginia Center
9701 Brook Road
Glen Allen, VA 23059

WASHINGTON

Courtyard Seattle Downtown - Lake Union
925 Westlake Avenue North
Seattle, WA 98109

Seattle Marriott Waterfront
2100 Alaskan Way
Seattle, WA 98121

WISCONSIN

Holiday Inn Express Mayfair Mall
11111 West North Avenue
Wauwatosa, WI 53226-2233

CANADA

Hyatt Regency Montreal
1255, Jeanne-Mance, CP 130
Montreal, QC H5B 1E5

As of April 30, 2004





Hilton El Conquistador Golf & Tennis Resort
– Tucson, Arizona

The largest golf resort in southern Arizona, the 428-room El Conquistador is amid 500 acres surrounding the Santa Catalina Mountains. The four-star resort features 45 holes of golf, 31 tennis courts, three pools and five restaurants.

Financial Statements

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and related notes commencing on page 57 (in thousands except per share data). Data for fiscal years 2002 and earlier has been restated to reflect the adoption of Statement of Financial Accounting Standards Interpretation No. 46 (FIN 46R) to conform with the 2003 presentation.

	2003	2002	2001	2000	1999
Year Ended December 31:					
Revenues	$ 557,140	$ 225,526	$ 89,017	$ 36,099	$ 10,678
Income from continuing operations	4,771	15,810	19,328	20,670	7,516
Income from discontinued operations	1,222	—	—	—	—
Net earnings (1)	5,993	15,810	19,328	20,670	7,516
Cash flows from operating activities	112,887	76,660	58,408	43,651	12,890
Cash flows used in investing activities	1,894,612	551,987	433,026	334,237	130,231
Cash flows from financing activities	1,876,478	479,269	373,419	238,811	206,085
Cash distributions declared (2)	129,961	74,217	48,409	28,082	10,766
Funds from operations (3)	90,594	59,475	41,871	30,053	10,478
Income from continued operations per share:					
Basic	0.02	0.16	0.30	0.53	0.47
Diluted	0.02	0.16	0.30	0.53	0.45
Income from discontinuing operations per share:					
Basic	0.01	—	—	—	—
Diluted	0.01	—	—	—	—
Earnings per share:					
Basic	0.03	0.16	0.30	0.53	0.47
Diluted	0.03	0.16	0.30	0.53	0.45
Cash distributions declared per share	0.78	0.78	0.77	0.74	0.72
Weighted average number of shares outstanding:					
Basic	172,449	97,874	64,458	38,698	15,890
Diluted	172,449	97,874	64,458	45,886	21,438
At December 31:					
Total assets	$ 3,876,978	$ 1,565,432	$ 1,147,676	$ 653,962	$ 266,968
Mortgages payable	1,499,989	401,765	275,567	170,055	—
Other notes payable and line of credit	174,361	53,818	65,072	19,582	—
Total stockholders' equity (4)	1,940,741	1,014,323	637,876	419,289	253,055

(1) During 2003, 2002, 2001, 2000 and 1999, all costs and expenses incurred by the Company, as determined by generally accepted accounting principles ("GAAP"), which in any way are related to the operation of the Company or to the Company business ("Operating Expenses") as a percent of "Net Income" (which means, for such period, the total revenues applicable to such period, less the total expenses applicable to such a period excluding additions to reserves for depreciation, bad debts, or other similar non-cash reserves, and excluding the gain from the sale of the Company's assets), were 18.91%, 14.65%, 15.56%, 8.98% and 7.03%, respectively. In addition, during 2003, 2002, 2001, 2000 and 1999, Operating Expenses incurred by the Company represented approximately 1.0%, 1.0%, 1.2%, 1.0% and 0.7% of Average Invested Assets (which means, for such a period, the average of the aggregate book value of the assets of the Company invested, directly or indirectly, in equity interests in and loans secured by real estate before reserves for depreciation or bad debts or other similar non-cash reserves, computed by taking the average of such value at the end of each month during such period). To the extent that Operating Expenses payable or reimbursable by us in any four consecutive fiscal quarters (the "Expense Year") exceed the greater of 2% of Average Invested Assets or 25% of Net Income (the "Expense Cap"), CNL Hospitality Corp. shall reimburse us within 60 days after the end of the Expense Year the amount by which the total Operating Expenses paid or incurred by us exceed the Expense Cap. During the five years ended December 31, 2003, Operating Expenses did not exceed the Expense Cap.

(2) Cash distributions are declared by the Board of Directors and generally are based on various factors, including cash flows from operations. Approximately 95%, 79%, 60%, 26%, and 30% of cash distributions for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, respectively, represent a return of capital in accordance with generally accepted accounting principles ("GAAP"). Cash distributions treated as a return of capital on a GAAP basis represent the amount of cash distributions in excess of accumulated net earnings on a GAAP basis, including deductions for depreciation expense. We have not treated such amounts as a return of capital for purposes of calculating the stockholders' return on their invested capital since a GAAP basis calculation would not be appropriate for reporting the tax treatment of dividends for our stockholders.

(3) Management considers funds from operations ("FFO") to be an indicative measure of operating performance due to the significant effect of depreciation of real estate assets on net earnings. FFO, based on the revised definition adopted by the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") in October 1999 and as used herein, means net earnings determined in accordance with generally accepted accounting principles ("GAAP"), excluding gains or losses from debt restructuring and sales of property, plus depreciation and amortization of real estate assets and after adjustments for unconsolidated partnerships. Net earnings determined in accordance with GAAP includes the noncash effect of scheduled rent increases throughout the lease terms. This is a GAAP convention requiring real estate companies to report rental revenue based on the average rent per year over the life of the leases. During the years ended December 31, 2003, 2002, 2001, 2000, and 1999, we did not have significant adjustments related to straight-lining of leases. Management believes that by excluding the effect of depreciation, amortization and gains or losses from sales of real estate, all of which are based on historical costs and which may be of limited relevance in evaluating current performance, FFO can facilitate comparisons of operating performance between periods and between other equity REITs. FFO was developed by NAREIT as a relative measure of performance and liquidity of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. However, FFO (i) does not represent cash generated from operating activities determined in accordance with GAAP (which, unlike FFO, generally reflects all cash effects of transactions and other events that enter into the determination of net earnings), (ii) is not necessarily indicative of cash flow available to fund cash needs and (iii) should not be considered as an alternative to net earnings determined in accordance with GAAP as an indication of our operating performance, or to cash flows from operating activities determined in accordance with GAAP as a measure of either liquidity or our ability to make distributions. FFO, as presented, may not be comparable to similarly titled measures reported by other companies.

Accordingly, we believe that in order to facilitate a clear understanding of the consolidated historical operating results of the Company, FFO should be considered in conjunction with our net earnings and cash flows as reported in the accompanying consolidated financial statements and notes thereto.

The following is a reconciliation of net earnings to FFO for the years ended December 31, 2003, 2002, 2001, 2000, and 1999 (in thousands):

	Year Ended December 31,				
	2003	2002	2001	2000	1999
Net earnings	$ 5,993	$ 15,810	$ 19,328	$ 20,670	$ 7,516
Adjustments:					
Effect of unconsolidated subsidiaries	14,117	6,496	1,499	1,825	1,710
Effect of minority interest	(6,230)	(2,624)	(774)	(272)	(16)
Amortization of real estate assets	1,765	1,353	353	131	49
Depreciation of real estate assets	74,949	34,864	21,465	7,699	1,219
Effect of assumption of liabilities	—	3,576	—	—	—
Funds from operations	$ 90,594	$ 59,475	$ 41,871	$ 30,053	$ 10,478
Weighted average shares:					
Basic	172,449	97,874	64,458	38,698	15,890
Diluted	172,449	97,874	64,458	45,886	21,438

(4) Includes subscriptions of $1.2 billion, $489.1 million, $286.0 million, $203.7 million, and $245.9 million received, net of stock issuance costs of approximately $113.2 million, $51.6 million, $34.7 million, $24.8 million, and $26.6 million for the years ended December 31, 2003, 2002, 2001, 2000, and 1999, respectively. Stock issuance costs consist of selling commissions, marketing support fees, due diligence expense reimbursements and offering expenses. The ratio of stock issuance costs to subscriptions received were 1:10, 1:9, 1:8, 1:8, and 1:9 during 2003, 2002, 2001, 2000, and 1999, respectively.

Management's Discussion & Analysis of Financial Condition & Results of Operations

The following information contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements generally are characterized by the use of terms such as "believe," "expect" and "may." Although we believe that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, our actual results could differ materially from those set forth in the forward-looking statements. Some factors that might cause such a difference include the following: changes in general economic conditions, changes in local and national real estate conditions, terrorism, extended U.S. military combat operations, availability of capital from borrowings under our line of credit and security agreement, continued availability of proceeds from our offerings, our ability to obtain additional permanent financing on satisfactory terms, our ability to continue to identify suitable investments, our ability to continue to locate suitable managers and tenants for our properties and borrowers for mortgage loans, and the ability of such tenants and borrowers to make payments under their respective leases or mortgage loans. Given these uncertainties, we caution you not to place undue reliance on such statements. We undertake no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect future events or circumstances or to reflect the occurrence of unanticipated events. All prior period amounts contained herein have been restated to reflect the impact of the adoption of FIN 46R.

OVERVIEW

Since our first public offering of securities in 1997, we have grown into one of the largest hospitality REITs in the United States based on total asset value. Our primary focus during 2003 was the investment of proceeds from our public offerings in the acquisition of properties. During the year ended December 31, 2003, we received net offering proceeds of approximately $1.2 billion, proceeds from the issuance of permanent financing of approximately $0.9 billion and invested approximately $1.7 billion in 73 hotel and resort properties (including the acquisition of RFS Hotel Investors, Inc.). As of December 31, 2003, we held interests in real estate assets with a value of approximately $3.9 billion that consisted of 130 Properties, which includes two Properties under development. These Properties, generally consisting of land, buildings and equipment, are located in 37 states, the District of Columbia and Canada. We own 24 of our hotel and resort properties through interests in 12 partnerships with various third-parties. Of the 128 Properties currently operating, we currently lease 111 to TRS entities (including TRS entities owned through joint ventures), with management performed by third-party operators, and 17 Properties to unaffiliated third-party operators on a triple-net basis. As of February 20, 2004, the Company had commitments to purchase an additional six Properties. During the first quarter of 2004, we began to actively consider various alternatives including an underwritten public offering of common stock, the merger of us and our advisor, CNL Hospitality Corp., the listing of our shares on a national securities exchange or over-the-counter market, recapitalization of our current debt structure, possible mergers, additional acquisitions or continuing to raise money and operate as we currently do.

Our results of operations are highly dependent upon the operations of our hotel and resort properties. To evaluate the financial condition and operating performance of our Properties, management regularly reviews operating statistics such as revenue per available room, average daily room rate and occupancy statistics. These statistics are compared with historical and budgeted statistics as wells as those for our industry and peer groups.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements include our accounts and all consolidated subsidiaries. The discussion and analysis of the financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and related disclosures. The estimates are based on judgment and historical experience, and are believed to be reasonable based on current circumstances. We evaluate these estimates and assumptions on an on-going basis.

While we do not believe that the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates under different assumptions or conditions. The following represent certain critical accounting policies that require the use of business judgment or significant estimates to be made:

Allocation of Purchase Prices to Properties. We generally obtain third-party Property appraisals as a part of our normal pre-acquisition due diligence procedures. These appraisals are used by us to evaluate the fairness of the purchase price and to assist in the allocation of the purchase price between land, building, equipment, intangible assets and goodwill. In circumstances where a specific Property or business acquired is expected to have significant values assigned to intangible assets or goodwill, we obtain third-party purchase price allocation studies to assist in the allocation of purchase prices to these assets. Management believes that these appraisals and purchase price allocation studies are carried out by competent third-party experts and that they result in fair allocations, however, a change in the allocations could result in an increase or decrease in depreciation expense and amortization expense and could result in different balance sheet classifications between assets.

Determination of Fair Value of Long-lived Assets. Management reviews our Properties and investments in unconsolidated subsidiaries periodically (no less than once per year) for impairment or whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through operations. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows, including the residual value of the Property, with the carrying cost of the individual Property. Although to date, no impairment has occurred, such an impairment would result in a reduction in the carrying value of the impaired Property and an expense to us for the amount of the impairment write-down.

In estimating future undiscounted cash flows, we use historical cash flows, the expected growth rate of revenues and expenses, the effect of capital expenditures, remaining useful life of the Property, holding periods, and future market and economic conditions. Variability of these and other assumptions could result in a difference in the estimated undiscounted future cash flows.

Depreciation and Amortization Expense. Depreciation and amortization expense are based on the estimated useful lives of our assets and on the method used to calculate depreciation. The life of the assets are based on a number of assumptions, including cost and timing of capital expenditures to maintain and refurbish the assets, and estimated holding periods. We believe our estimates are reasonable; however, a change in the estimated lives of the assets or the method of depreciation could affect depreciation and amortization expense and net income or the gain or loss on the sale of any of the assets.

Consolidation Policy. In accordance with FIN 46R (defined below under "Recent Accounting Pronouncements"), we consolidate investments in variable interest entities for which we are the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of a joint venture's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. To make this determination, we must make certain estimates and assumptions about the variable interest entities' ("VIEs") future operating performance. Variability in these estimates may result in a different conclusion regarding whether or not to consolidate certain VIEs.

Valuation of Deferred Tax Assets. We account for federal and state income taxes with respect to our TRS subsidiaries using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event that these assumptions change the deferred taxes may change.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is based on our estimates of future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine it would not be likely to realize in full the deferred tax asset in the future, we would record a valuation allowance to reduce the deferred tax asset to an amount that is more likely than not to be realized. An adjustment to the deferred tax asset would decrease income in the period the determination was made.

In estimating future taxable income, we must estimate future income using historical data, the expected growth rate of revenues and expenses, the effect of capital expenditures, and future market and economic conditions. Variability of these and other assumptions could result in an inability to recover the carrying value of the deferred tax assets.

IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." We adopted FAS 149 in the year ended December 31, 2003, and it did not have a material impact on our results of operations.

In May 2003, the FASB issued FASB Statement No.150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires issuers to classify certain financial instruments as liabilities (or assets in some circumstances) that previously were classified as equity. FAS 150 requires that minority interests for majority owned finite lived entities be classified as a liability and recorded at fair market value. Effective October 29, 2003, the FASB deferred implementation of FAS 150, as it applies to minority interests of finite lived partnerships. We adopted FAS 150 in the year ended December 31, 2003, except as it applies to minority interest, and it did not have a material impact on our results of operations.

In December 2003, the FASB issued FIN 46R, "Consolidation of Variable Interest Entities." This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. Prior to FIN 46R, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities for periods ending after March 15, 2004. We have adopted FIN 46R as of December 31, 2003, which resulted in the consolidation of several of our previously unconsolidated subsidiaries. FIN 46R does not require, but does permit restatement of previously issued financial statements; we have restated prior years' consolidated financial statements to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders' equity or net earnings.

RESULTS OF OPERATIONS

Hotel and Resort Operating Statistics

The following table presents information related to our 128 operating Properties as of December 31, 2003:

Brand Affiliation	Hotel Properties	Rooms
Full Service Hotels and Resorts:		
Doubletree	2	852
Embassy Suites	4	974
Hilton Hotels	10	3,961
Holiday Inn	5	954
Hyatt	3	1,621
Independent*	3	1,019
Marriott	6	2,995
JW Marriott	2	1,444
Sheraton	3	659
Four Points	2	412
Wyndham	2	390
	42	15,281
Extended Stay Hotels:		
Homewood Suites	1	83
Residence Inn	26	3,915
TownePlace Suites	8	841
	35	4,839
Limited Service Hotels:		
Comfort Inn	1	184
Courtyard	17	3,627
Fairfield Inn	1	388
Hampton Inn	19	2,431
Holiday Inn Express	5	637
SpringHill Suites	8	1,455
	51	8,722
Total	128	28,842

** Includes the 688-room Hotel Del Coronado*

During the year ended December 31, 2003, a significant portion of our rental income and hotel and resort revenues was earned from 68 Properties operating as various Marriott brands (including Marriott Hotels, Resorts, and Suites, JW Marriott, Residence Inn by Marriott, TownePlace Suites by Marriott, Courtyard by Marriott, Fairfield Inn, and Spring Hill Suites by Marriott) and 36 Properties operating as various Hilton brands (including Doubletree, Embassy Suites, Hilton Hotels and Suites, Homewood Suites by Hilton, and Hampton Inn). We carefully screen our managers and tenants and we have obtained interests in non-Marriott and non-Hilton branded Properties, however, failure of the Marriott and Hilton brands would significantly impact our results of operations. Management believes that the risk of such a default will be reduced through future acquisitions and diversification.

Management regularly reviews operating statistics such as revenue per available room ("RevPAR"), average daily rate ("ADR") and occupancy at our Properties in order to gauge performance as compared to the industry and past results.

The following tables present information related to our comparable Properties by hotel and resort brand for the years ended December 31, 2003 and 2002. Comparable hotels are defined as Properties owned by us during the entirety of both periods being compared. Unaudited hotel occupancy, ADR and RevPAR are presented for hotel and resort brands for which we owned three or more hotels within each respective brand category. The data available to make comparisons is limited due to the amount, timing and extent of recent acquisitions we have made.

UNAUDITED COMPARABLE CNL HOTEL OPERATING STATISTICS BY BRAND

For the Year Ended December 31, 2003 (A)

			Occupancy		ADR		RevPAR	
	Hotels	Rooms	2003	Variance vs. 2002	2003	Variance vs. 2002	2003	Variance vs. 2002
Full Service Hotels and Resorts:								
Hilton	3	1,210	74.4%	4.4 ppt	$ 95.68	(4.7)%	$ 71.22	1.3 %
Extended Stay Hotels:								
Residence Inn	10	1,543	74.5%	(0.7) ppt	$ 94.40	(0.7)%	$ 70.29	(1.6)%
TownePlace Suites	4	412	67.5%	(9.4) ppt	$ 63.12	0.8 %	$ 42.63	(11.5)%
Limited Service Hotels:								
Courtyard by Marriott	10	2,112	68.4%	1.4 ppt	$ 95.81	(3.8)%	$ 65.55	(1.9)%
SpringHill Suites by Marriott	6	1,090	66.1%	2.8 ppt	$ 75.38	(0.6)%	$ 49.81	3.7 %

(A) Includes brands in which we owned three or more Properties during the entirety of both periods being presented.

UNAUDITED COMPARABLE CNL HOTEL OPERATING STATISTICS BY PROPERTY TYPE

For the Year Ended December 31, 2003

			Occupancy		ADR		RevPAR	
	Hotels	Rooms	2003	Variance vs. 2002	2003	Variance vs. 2002	2003	Variance vs. 2002
Full Service Hotels and Resorts	8	3,452	70.5%	4.8 ppt	$ 108.03	(0.2) %	$ 76.15	7.1 %
Extended Stay Hotels	14	1,955	73.0%	(2.5) ppt	$ 88.30	0.2 %	$ 64.46	(3.1) %
Limited Service Hotels	17	3,590	66.8%	1.6 ppt	$ 85.90	(3.5) %	$ 57.37	(1.0) %
Total Comparable Hotels	39	8,997	69.6%	2.0 ppt	$ 95.07	(0.9) %	$ 66.13	2.0 %

For the year ended December 31, 2003, RevPAR for all comparable Properties was $66.13, representing an increase of 2.0% compared to the same period in 2002. The RevPAR increase resulted from a 2.0 percentage point increase in occupancy to 69.6% and an decrease of 0.9% in ADR to $95.07, as compared to the same period in 2002.

The majority of this growth came from the comparable Full Service Hotels and Resorts category with a 7.1% RevPAR increase as compared to same period of 2002. This increase was primarily due to improved operating performance of the Waikiki Beach Marriott Resort, which underwent significant renovations in 2001 and 2002, and Hilton Costa Mesa which underwent significant renovations in 2002 and 2003. RevPAR for the comparable Extended Stay Hotels and Limited Service Hotels categories decreased by 3.1% and 1.0%, respectively, as compared to the same period in 2002.

Comparison of year ended December 31, 2003 to year ended December 31, 2002
(amounts in thousands)

	Year Ended December 31,			
	2003	2002	Change	% Change
Hotel revenues	$ 490,148	$ 170,122	$ 320,026	188%
Hotel expenses	(369,693)	(118,130)	(251,563)	213%
Gross margin	$ 120,455	$ 51,992	$ 68,463	132%
Gross margin percentage	25%	31%		
Other Revenues				
Rental income from operating leases	$ 35,263	$ 37,341	$ (2,078)	(6%)
Credit enhancement funding	24,763	10,279	14,484	141%
Interest and other income	6,966	7,784	(818)	(11%)
Other Expenses				
Interest and loan cost amortization	61,202	24,718	36,484	148%
General operating and administrative	10,107	6,060	4,047	67%
Asset mgmt. fees to related party	12,782	6,696	6,086	91%
Depreciation and amortization	76,714	36,217	40,497	112%

As of December 31, 2003 and 2002, we owned interests in 128 and 55 operating hotel and resort Properties, respectively. Out of the total increase in hotel and resort revenues during the year ended December 31, 2003, $248.2 million or 78% of the increase, resulted from the acquisition of additional Properties during 2002 and in 2003 (including the 57 Properties acquired through the RFS Acquisition (defined below). Hotel and resort revenues also increased as a result of our taking assignment of leases on 11 existing Properties and engaging third-party managers to operate these Properties. For these Properties, rental income from operating leases that was recorded during the first half of 2002 was replaced by hotel and resort operating revenues and expenses for the remainder of 2002 and all for of 2003. The remaining increase of $71.8 million or 22% was due to improved year over year performance of our 27 comparable Properties which were operated under the TRS structure for the entirety of both periods being presented during 2002 and from the 11 Properties for which we took assignment of the leases during 2002.

The decrease in rental income for the year ended December 31, 2003 was due to our taking assignment of 11 existing leases, as discussed above, partially offset by an increase in rental income from five Properties acquired in July 2003, as a result of the RFS Acquisition which were leased to third-party tenants.

During the year ended December 31, 2003 and 2002, we received approximately $24.8 million and $10.3 million revenues from credit enhancements (4.4% and 4.6% of total revenues for the years ended December 31, 2003 and 2002, respectively). The increase in credit enhancement revenues during the year ended December 31, 2003, as compared to the same period in 2002, was due to the increase in the amount of credit enhancements available to and utilized by us. These guarantees are provided to us by third-party hotel and resort managers in order to guarantee a minimum return for some of our Properties. As a result of the downturn in the overall economy and other factors, and the resulting adverse effect on our operations, we have been relying on credit enhancements to substantially enhance our net earnings and cash flows, and to partially fund distributions. During 2003, some of our credit enhancements were fully utilized or expired and for certain properties we obtained additional enhancements. To the extent that current credit enhancements outstanding are fully utilized, or expire, and we are not able to obtain additional enhancements, our results of operations and our ability to make distributions to stockholders may be adversely affected. As of December 31, 2003, we had $22.1 million available for funding under our remaining credit enhancements. There is no assurance that we will continue to be able to obtain additional credit enhancements in the future.

Of the total increase in hotel and resort operating expenses during the year ended December 31, 2003, as compared to the same period in 2002, $81.3 million resulted from the acquisition of additional Properties acquired during 2002 and in 2003 (including the 57 Properties acquired through the RFS Acquisition). Hotel and resort operating expenses also increased as a result of our taking assignment of leases on 11 existing Properties and engaging third-party managers to operate these Properties. The remaining increase of $170.3 million was due to increased year over year expenses of our 27 comparable Properties which were operated under the TRS structure for the entirety of both periods being presented and from the 11 Properties for which we took assignment of the leases during 2002.

Hotel and resort operating expenses increased at a faster rate than hotel and resort revenues resulting in decreased margins as a result of the continued economic slowdown in the lodging industry, reduced revenues from telecommunication services at the Properties, higher hotel and resort related insurance premiums and increased wage pressure for employees hired by hotel and resort managers at the Properties. In addition, the shift in our Property portfolio toward a higher proportion of full service hotel and resort properties, has resulted in an increase in our food and beverage revenues, which generally have lower profit margins than other hotel departments.

Interest expense increased due to increased borrowings under our permanent financing arrangements which were used for the acquisition of Properties. Both, depreciation and amortization, as well as management fees, increased as a result of the additional Properties we acquired.

	Year Ended December 31,			
(amounts in thousands)	2003	2003 % of Hotel and Resort Revenue	2002	2002 % of Hotel and Resort Revenue
Hotel Operating Expenses:				
Room	$ 87,114	18%	$ 32,574	19%
Food and beverage	75,457	15%	20,126	12%
Other hotel operating departments	17,616	4%	4,431	3%
Property operations	110,857	23%	36,454	21%
Repairs and maintenance	25,314	5%	6,842	4%
Hotel management fees	16,644	3%	5,898	3%
Sales and marketing	36,691	7%	11,805	7%
Total hotel operating expenses	$ 369,693	75%	$ 118,130	69%

Total hotel and resort operating expenses increased as a percentage of total hotel and resort revenues during the year ended December 31, 2003, as compared to the same period in 2002. The increase is primarily due to an increase in food and beverage expense due to an increase in the number of full service hotels and resorts in our portfolio of Properties, as discussed above. Property operations increased from 21% of hotel revenue in 2002 to 23% of hotel revenue in 2003 as a result of increased property taxes and insurance during 2003. The increases were due to the significant growth in the number of Properties we own. All other expenses incurred in 2003 remained at levels similar to the same period in 2002, showing increases or decreases of approximately one percent in each of the other categories.

During the year ended December 31, 2003, general operating and administrative expenses increased from approximately $6.1 million to approximately $10.1 million, primarily due to an increase in state taxes of approximately $1.8 million and an increase of administrative expenses of $2.2 million. However, general operating and administrative expenses, as a percentage of total revenues decreased from 2.7% to 1.8% for the years ended December 31, 2002 and 2003, respectively, as a result of increases due to economies of scale created as we acquired additional Properties in 2003.

Losses from Unconsolidated Subsidiaries

Losses from unconsolidated subsidiaries increased $6.7 million to approximately $24.0 million from approximately $17.3 million for the years ended December 31, 2003 and 2002, respectively. The following is a summary of our equity in earnings/(losses) from unconsolidated subsidiaries (in thousands):

Subsidiary	2003	2002	Increase/ (Decrease) in equity in earnings/ losses
Desert Ridge Resorts Partners, LLC	$ (9,625)	$ (6,547)	$ (3,078)
WB Resort Partners, LP	(10,305)	(9,006)	(1,299)
CY-SF Hotel Parent, LP	(2,125)	(673)	(1,452)
CTM Partners, LLC	(1,926)	(1,036)	(890)
CNL Plaza, Ltd.	11	6	5
Total	$ (23,970)	$ (17,256)	$ (6,714)

Losses were primarily due to net losses incurred by Desert Ridge Resorts Partners, LLC and CY-SF Hotel Parent, the unconsolidated subsidiaries that own the JW Marriott Desert Ridge Resort and Spa Property and the Courtyard San Francisco Property, respectively. The JW Marriott Desert Ridge Resort and Spa Property opened in November 2002 and is expected to continue to generate losses until it gains market share. The Courtyard in San Francisco Property was acquired during the middle of 2002 and, therefore, only generated losses for a portion of 2002 as compared with the entire year of 2003. In addition, we have continued to incur losses at CTM Partners, LLC, which owns a majority interest in a joint venture that owns the rights to the Mobil Travel Guide. We expect these losses to continue until this company begins to generate sufficient revenues to offset its initial startup costs. The Courtyard San Francisco Property and the Waikiki Beach Marriott Resort Property (owned by WB Resort Partners, LP) have continued to be negatively impacted by current economic conditions and a decline in tourism from Asian markets. Losses at these three Properties may increase if the economy and lodging industry do not recover.

Discontinued Operations

We account for some revenues and expenses as originating from discontinued operations pursuant to FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FASB 144"). FASB 144 requires that sales of real estate, or the identification of a real estate asset as held for sale, be treated as discontinued operations. Any gain or loss from such disposition, and any income or expenses associated with real estate assets held for sale, are included in the consolidated statements of earnings as discontinued operations. In connection with the RFS Acquisition, we decided to sell six non-strategic hotel Properties from the former RFS portfolio and therefore, these Properties were classified as real estate held for sale as of December 31, 2003.

The post-merger results of operations for these hotel Properties are reflected as discontinued operations in the accompanying consolidated statement of operations. The operating results of discontinued operations are as follows for the period ended December 31, 2003 (in thousands):

Hotel and resort revenues	$ 5,700
Hotel and resort expenses	(4,478)
Income from discontinued operations	$ 1,222

Comparison of year ended December 31, 2002 to year ended December 31, 2001 (amounts in thousands)

	Year Ended December 31,			
	2002	2001	Change	% Change
Revenues				
Hotel revenues	$ 170,122	$ 18,697	$ 151,425	810%
Hotel expenses	(118,130)	(15,584)	(102,546)	658%
Gross margin	$ 51,992	$ 3,113	$ 48,879	1,570%
Gross margin percentage	31%	17%		
Other Revenues				
Rental income from operating leases	$ 37,341	$ 61,031	$ (23,690)	(39%)
Credit enhancement funding	10,279	–	10,279	n/a
Interest and other income	7,784	9,289	(1,505)	(16%)
Other Expenses				
Interest and loan cost amortization	24,718	16,098	8,620	54%
General operating and administrative	6,060	3,603	2,457	68%
Asset mgmt. fees to related party	6,696	3,327	3,369	101%
Depreciation and amortization	36,217	21,818	14,399	66%

As of December 31, 2002, and 2001 we owned interests in 55 and 39 Properties, respectively. The increase in hotel and resort revenue and the decrease in rental income was due to our investment in new Properties and leasing to TRS entities, as well as taking assignment of leases on 18 existing Properties and engaging third-party managers to operate these Properties during the year ended December 31, 2002. For these Properties, rental income from operating leases that was recorded prior to the assignment of the leases was replaced with hotel and resort operating revenues and expenses. Two Properties that were acquired at the end of 2001 and all of the new Properties acquired in 2002 are leased to our TRS entities or the TRS entities of our partnerships and operated using third-party managers.

During the years ended December 31, 2002 and 2001, we earned approximately $10.3 million and $0 million in credit enhancement funding. The increase during the year ended December 31, 2002, as compared to the same period in 2001, was primarily due to Marriott's forgiveness of the amounts previously funded under certain credit enhancements, resulting in income being recorded during the fourth quarter of 2002. Additionally, we leased a significant number of our Properties to third-party tenants under triple-net leasing arrangements prior to 2002, therefore, we did not have as many TRS leases with credit enhancements. Under these triple - net leasing arrangements, the third-party tenants were required to pay minimum rental payments to us, which were not dependent on hotel and resort operating performance.

The increase in hotel and resort operating expenses during the year ended December 31, 2002, as compared to the same period in 2001, was primarily due to the increase in the number of Properties leased to TRS entities, as described above. Similarly, interest expense increased due to additional proceeds from permanent financing used for acquisitions. Depreciation and amortization increased as a result of the additional Properties owned by us and asset management fees increased due to additional fees earned on the new Properties acquired and owned by us.

	Year Ended December 31,			
(amounts in thousands)	2002	2002 % of Hotel Revenue	2001	2001 % of Hotel Revenue
Hotel Operating Expenses:				
Room	$ 32,574	19%	$ 4,357	23%
Food and beverage	20,126	12%	3,800	20%
Other hotel operating departments	4,431	3%	628	3%
Property operations	36,454	21%	3,799	20%
Repairs and maintenance	6,842	4%	697	4%
Hotel management fees	5,898	3%	494	3%
Sales and marketing	11,805	7%	1,809	10%
Total hotel operating expenses	$ 118,130	69%	$ 15,584	83%

Total hotel and resort operating expenses decreased as a percentage of total hotel and resort revenues during the year ended December 31, 2002, as compared to the same period in 2001. The decrease is primarily due to a decrease in room and food and beverage expenses due to a decrease in demand as a result of the downturn in the economy. Several expense categories remained in 2002 at similar levels, as compared to the same period in 2001, since they had no change as a percentage of total hotel and resort revenues.

General operating and administrative expenses, as a percentage of total revenues, decreased from 4.0% in 2001 to 2.7% in 2002. This decrease, as a percentage of total revenues, was primarily due to the efficiencies of scale created as we acquired additional Properties in 2002.

Losses from Unconsolidated Subsidiaries

Equity in losses from unconsolidated subsidiaries increased $9.3 million to approximately $17.3 million from approximately $8.0 million for the years ended December 31, 2002 and 2001, respectively. The following is a summary of our equity in earnings/(losses) from unconsolidated subsidiaries (in thousands):

Subsidiary	2002	2001	Increase/ (Decrease) in equity in earnings/ losses
Desert Ridge Resorts Partners, LLC	$ (6,547)	$ (3,396)	$ (3,151)
WB Resort Partners, LP	(9,006)	(4,572)	(4,434)
CY-SF Hotel Parent, LP	(673)	–	(673)
CTM Partners, LLC	(1,036)	–	(1,036)
CNL Plaza, Ltd.	6	–	6
Total	$ (17,256)	$ (7,968)	$ (9,288)

These losses were primarily due to pre-opening and marketing expenses incurred during the construction of the JW Marriott Desert Ridge Resort and losses at the Waikiki Beach Marriott which was open but undergoing significant renovations. In 2002, we also incurred losses from the Courtyard San Francisco Property and CTM Partners, LLC. The San Francisco market was significantly effected by the events of September 11, 2001 and the recent economic downturn. CTM Partners, LLC was in the initial stages of redeveloping the Mobil Travel Guide brand and did not start to generate sufficient revenues to offset startup expenses.

Certain Trends Which May Affect Results of Operations

Lodging Industry Environment

The lodging industry's RevPAR performance improved slightly in 2003. Based on data provided by Smith Travel Research, full-year 2003 RevPAR growth increased by 0.3% over 2002 which was at depressed levels. For 2004, lodging fundamentals are anticipated to improve due to low supply levels and the anticipated recovery in demand. However, the lodging industry is susceptible to negative deviations from forecasted results due to the unpredictable impact of various factors, such as:

(i) Geopolitical stability: The continued military activity in the Middle East, associated terrorism concerns and, consequent increase in domestic security alerts (such as, the frequent travel warnings issued in 2003 by the Department of Homeland Security) have had a significant negative impact on lodging demand for hotel rooms.

(ii) Economic recovery: The general slowdown of the economy and its effect on corporate travel demand has lessened the industry's profitability considerably in the last several years.

(iii) Pricing control: The pervasiveness of the Internet and discount-travel sites has impacted hotel room rates. Although operators have begun to seek to exercise greater control over their distribution channels, re-establishing rate integrity is expected to be a slow process.

(iv) Profitability contraction: Given recent cost cutting measures undertaken by operators to counteract decreased demand, it is anticipated that operators may have to hire additional staff and increase spending levels to meet any potential increase in demand.

As a result of these conditions, we expect the overall lodging industry to continue to lag behind pre-September 2001 levels, and therefore, our performance could be adversely affected in 2004. These factors could affect us by decreasing hotel and resort revenues and operating margins.

Credit Enhancements

We benefit from various types of credit enhancements that have been provided by the managers of some of our Properties. These credit enhancements may be provided to us directly or indirectly through unconsolidated subsidiaries and guarantee us some minimum returns on our Properties. We recognize funding under these guarantees either as other income, as reductions in base management fees or as liabilities, depending upon the nature of each credit enhancement agreement and whether the funded amounts are required to be repaid by us in the future. All of the credit enhancements are subject to expiration or "burn-off" provisions over time or at such time that the funding limit has been reached. There is no assurance that market conditions will allow us to continue to obtain credit enhancements on Properties acquired in the future. As a result of the downturn in the overall economy and the threat of terrorism and their adverse effect on our operations, we have been relying on credit enhancements to substantially enhance our net earnings, cash flows and our distributions. To the extent that this trend continues and current credit enhancements are fully utilized or expire, our results of operations and our ability to pay Distributions to stockholders will be affected.

For background information relating to our credit enhancements, reference is made to Note 20, "Credit Enhancements" to the Consolidated Financial Statements.

As of December 31, 2003, we had approximately $10.5 million, in outstanding liabilities from our credit enhancement guarantees. In addition, as of December 31, 2003, we had approximately $22.1 million which remained available for funding under these types of guarantees. As of December 31, 2003, our unconsolidated subsidiaries had liabilities of approximately $71.2 million relating to the potential repayment of credit enhancements and had approximately $34.3 million which remained available for funding.

Liabilities from credit enhancements are required to be repaid by us, or our unconsolidated subsidiaries, at such time that the net operating income of Properties covered by the enhancements are in excess of predefined minimum returns to us or our unconsolidated subsidiaries. These repayments will limit our ability to increase future distributions to stockholders.

LIQUIDITY AND CAPITAL RESOURCES

We use capital primarily to acquire or develop Properties and invest in joint ventures, which acquire and own Properties. Other smaller investments may be made in businesses which are ancillary to the lodging industry. Less than one percent of our total assets reflect investments in ancillary businesses as of December 31, 2003 and 2002. We may also provide mortgage loans to operators of hotel and resort brands, but have not done so as of December 31, 2003. We are required to distribute at least 90% of our taxable income to stockholders. We generally raise funds through the sales of common stock, the acquisition of permanent financing, through our operating activities and through draws on our revolving line of credit.

Sources of Liquidity and Capital Resources

Equity Sales

We rely on sales of our common stock to finance a significant portion of our Property acquisitions and other investments. During the years ended December 31, 2003, 2002 and 2001, we raised approximately $1.2 billion, $0.5 billion and $0.3 billion (representing 117.0 million, 48.9 million and 28.6 million shares, respectively) from our common stock offerings.

As of December 31, 2003, net proceeds to us from our five public offerings, loan proceeds and capital contributions from CNL Hospitality Corp. (our "Advisor"), after deduction of selling commissions, marketing support fees, due diligence expense reimbursements and organizational and offering expenses, totaled approximately $2.2 billion. We have used net offering proceeds, proceeds from permanent financing and advances from our revolving line of credit to invest in 130 Properties located in 37 states, the District of Columbia, and Canada and for the other uses set forth in the table below.

The following table summarizes our proceeds, investment activity and cash available for investment, as of December 31, 2003 (dollars in thousands):

Sources of equity and debt proceeds:	
Net proceeds from offerings	$ 2,182,024
Initial capital contribution from our Advisor	200
Proceeds from permanent financings and advances on line of credit	1,842,711
	4,024,935
Uses of equity and debt proceeds:	
Investment in 130 Properties (including joint ventures) and other ancillary investments	3,430,682
Repayments on line of credit and other debt	466,132
Stock redemptions (approximately 1,516 shares)	13,954
Distribution shortfall funded by revolving line of credit	17,074
	3,927,842
Cash available for investment	$ 97,093

The remaining cash available for investment is less than total cash and cash equivalents on the consolidated balance sheet as of December 31, 2003 because the total cash and cash equivalents includes operating cash. The above table only includes cash available for investing activities.

During the period January 1, 2004 through February 20, 2004, we received additional net offering proceeds of approximately $270.0 million (representing the issuance of approximately 27.0 million shares of our common stock) from the 2003 Offering, used approximately $75.0 million for a non-refundable deposit in connection with the KSL Acquisition (see "Pending Investments, Completed Developments and Other Events Subsequent to December 31, 2003" below for a description of this transaction, although no assurance can be made that this transaction will close). As of February 20, 2004, we had approximately $339.2 million available for investment in Properties, mortgage loans and other permitted investments. We expect to use the uninvested net proceeds from the 2003 Offering plus any additional net offering proceeds from the sale of the remaining shares in the 2003 Offering, to complete the KSL Acquisition. During the first quarter of 2004, we began to consider various alternatives including an underwritten public offering of common stock, the merger of the Company and our advisor CNL Hospitality Corp., the listing of our shares on a national securities exchange or over-the-counter market, recapitalization of our current debt structure, possible mergers and/or acquisitions, or commencing the 2004 Offering. We expect that the 2003 Offering will be completed in March 2004, at which time no additional equity proceeds will be raised until these various alternatives are evaluated or the Company commences the 2004 Offering.

Debt Financing

As of December 31, 2003, our total consolidated debt was approximately $1.7 billion. We have approximately $18.8 million in principal amortization and debt maturities due during 2004 and approximately $1.2 billion in principal amortization and debt maturities due over the succeeding four years. As of December 31, 2003, the weighted average interest rate on mortgages and other notes payable was approximately 6.25%. Approximately, 46% of our total debt has a variable rate of interest as of December 31, 2003.

We intend to borrow money in connection with the KSL Acquisition and to acquire interests in additional Properties, to invest in mortgage loans and to pay some related fees. We intend to encumber assets in connection with such borrowings. We currently have a revolving line of credit pursuant to which we may receive cash advances of up to $96.7 million until September 2006. A total of approximately $72.6 million was available under our revolving line of credit as of December 31, 2003. The maximum amount we may borrow, absent our demonstrating that a higher level of borrowing is appropriate as approved by a majority of the independent directors, is 300% of our net assets.

Our objectives and strategies with respect to long-term debt are to (i) minimize the amount of interest incurred on permanent financing while limiting the risk related to interest rate fluctuations through hedging activities and (ii) maintain the ability to refinance existing debt. For our mortgage notes that bear interest at fixed rates, changes in market interest rates during the term of such debt will not affect our operating results. The majority of our fixed rate debt arrangements allow for repayment earlier than the stated maturity date. These prepayment rights may afford us the opportunity to mitigate the risk of refinancing at maturity at higher rates by refinancing prior to maturity.

All of our mortgage debt is recourse solely to specific assets except for fraud, misapplication of funds and other customary recourse provisions. Most of our Properties serve as collateral for mortgage debt.

As of December 31, 2003 and 2002, our fixed and variable rate debt instruments, excluding debt of unconsolidated partnerships, were as follows (in thousands):

	2003	2002
Mortgages payable and accrued interest	$ 1,499,988	$ 401,765
Construction loan facilities	60,517	21,281
Tax incremental financing note	8,098	8,458
Revolving line of credit	24,073	24,079
Indebtedness collateralized by Properties	1,592,676	455,583
Unsecured notes	81,674	–
	$ 1,674,350	$ 455,583

Uses of Liquidity and Capital Resources

RFS Acquisition

On July 10, 2003, we completed the acquisition of RFS Hotel Investors, Inc. and RFS Partnership, LP (collectively, "RFS") for approximately $383 million in cash ($12.35 per share or limited partnership unit) and the assumption of approximately $409 million in liabilities including transaction and severance costs, which totaled approximately $55 million (the "RFS Acquisition"). In connection with this transaction, we obtained interests in 57 Properties.

Property Acquisitions

In addition to the interests in the Properties acquired as a result of the RFS Acquisition, we acquired the following Properties during the years ended December 31, 2002 and 2003:

Brand Affiliation	Property Location	Date of Acquisition	Purchase Price (in thousands)
SpringHill Suites by Marriott	Manhattan Beach, CA	January 18, 2002	$ 20,000
TownePlace Suites by Marriott	Manhattan Beach, CA	January 18, 2002	15,000
SpringHill Suites by Marriott	Plymouth Meeting, PA	January 18, 2002	27,000
Courtyard by Marriott	Basking Ridge, NJ	March 1, 2002	35,750
Marriott Hotel	Bridgewater, NJ	June 14, 2002	61,500
Courtyard by Marriott	Newark, CA	October 25, 2002	25,500
Residence Inn by Marriott	Newark, CA	November 15, 2002	27,300
Doubletree Crystal City	Arlington, VA	December 19, 2002	71,000
Hyatt Regency	Miami, FL	February 20, 2003	35,800
JW Marriott	New Orleans, LA	April 21, 2003	92,500
Marriott Hotel*	Seattle, WA	May 23, 2003	88,900
Marriott Hotel	Plano, TX	August 15, 2003	55,550
Marriott Hotel	Baltimore, MD	August 29, 2003	69,000
Courtyard by Marriott	Arlington, VA	August 29, 2003	35,000
Hyatt	Montreal, Canada	December 15, 2003	51,800

* *Newly constructed*

In 2002 and 2003, we also acquired interests in the following Properties through various joint ventures, all of which have been consolidated in the accompanying consolidated financial statements in accordance with FIN 46R:

Brand Affiliation	Property Location	Ownership Interest	Date of Acquisition	Purchase Price (in thousands)
Hampton Inn	Houston, TX	85.0%	September 4, 2002	$ 14,300
Hilton Hotel	Dallas, TX	75.0%	December 24, 2002	52,000
Hilton Hotel	Tucson, AZ	75.0%	December 24, 2002	69,000
Hilton Hotel	Rye, NY	75.0%	February 20, 2003	75,000
Embassy Suites	Orlando, FL	75.0%	February 20, 2003	12,500
Embassy Suites	Arlington, VA	75.0%	February 20, 2003	45,500
Embassy Suites	Santa Clara, CA	75.0%	February 20, 2003	46,500
Hyatt Regency	Dearborn, MI	85.0%	August 28, 2003	65,000
Hampton Inn	Manhattan, NY	66.7%	August 29, 2003	28,000
Hilton Hotel	La Jolla, CA	75.0%	December 17, 2003	110,000
Hilton Hotel	Washington, D.C.	75.0%	December 17, 2003	102,000
Del Coronado Hotel	Del Coronado, CA	70.0%	December 18, 2003	406,900

The Company also completed construction and opened the following three wholly owned Properties during 2002:

Brand Affiliation	Property Location	Opening Date
Residence Inn by Marriott	Orlando, FL	February 14, 2002
Courtyard by Marriott	Weston, FL	February 14, 2002
Courtyard by Marriott	Edison, NJ	November 4, 2002

We are currently developing one Property in Florida, which is expected to be completed in June 2004. We also developed and opened, on February 18, 2004, a Courtyard by Marriott in Foothill Ranch, California. The total estimated final cost of this Property, including land, is approximately $18.3 million. We also currently have six Properties held for sale.

Investments

On April 21, 2003 and May 21, 2003, through a wholly owned subsidiary CNL Hospitality Partners, LP ("Hospitality Partners"), we invested $10 million and $5 million, respectively, in convertible preferred partnership units of Hersha Hospitality Limited Partnership ("HLP"). In addition, in connection with the acquisition of an interest in the Hampton Inn Chelsea-Manhattan Property, on August 29, 2003, our subsidiary invested approximately $4 million in additional convertible preferred partnership units of HLP. The $19 million that our subsidiary invested in HLP's Series A convertible preferred partnership units represent 190,266 Series A preferred partnership units which are convertible at any time for (among other securities) approximately 2,816,460 common shares of beneficial interest of Hersha Hospitality Trust, HLP's parent entity, subject to some adjustments. The investment in HLP is structured to provide us with a 10.5% cumulative preferred distribution, paid quarterly, and each of the current and any proposed investments in joint ventures with HLP is structured to provide us with a 10.5% cumulative preferred distribution on our unreturned capital contributions. Distributions or returns may not be paid in the future. HLP declares dividends quarterly in arrears. During 2003, we received approximately $1.2 million in distributions from the convertible preferred partnership units of HLP.

Subsequent to December 31, 2003, we exercised our registration rights under that certain Registration Rights Agreement with HLP dated April 21, 2003 ("Registration Rights Agreement"). Accordingly, on March 2, 2004, Hersha Hospitality Trust filed a registration statement on Form S-3 with the Commission registering the 2,816,460 common shares of beneficial interest of Hersha Hospitality Trust underlying our 190,266 Series A preferred partnership units in HLP. Although we invoked our registration rights under the Registration Rights Agreement, at this time we do not know with certainty that we will exchange our preferred partnership units into common shares of beneficial interest, or if we do exercise our rights to convert the preferred partnership units into common shares of beneficial interest, that we will sell the shares.

Investments in Unconsolidated Subsidiaries

During 2003 and 2002, we invested a total of approximately $0.7 million and $42.7 million, respectively, in unconsolidated subsidiaries. As of December 31, 2003, we had the following investments in unconsolidated subsidiaries:

Name	Total Amount Invested	Ownership Interest	Description
WB Resort Partners, L.P.	$41.6 million	49.00%	A partnership which owns a resort in Hawaii
Desert Ridge Resort Partners, LLC	$25.1 million	44.00%	A joint venture which owns a resort in Arizona
CY-SF Hotel Partnership, L.P.	$13.0 million	48.15%	A partnership which owns one hotel in California
CTM Partners, LLC	$5.2 million	31.25%	A joint venture that holds a majority interest in an LLC that owns the licensing rights to the Mobil Travel Guide
CNL Plaza, Ltd.	$0.3 million	9.9%	A partnership which owns an office building in Florida where our advisor leases office space

We may be required to fund our share of shortfalls for these subsidiaries if they occur.

Distributions

During the years ended December 31, 2003, 2002 and 2001, we generated cash from operations of approximately $112.9 million, $76.7 million and $58.4 million, respectively. In the years ended December 31, 2003, 2002, and 2001, we declared and paid distributions to our stockholders of approximately $130.0 million, $74.2 million and $48.4 million, respectively. In addition, on January 1, 2004 and February 1, 2004, we declared distributions to stockholders of record on January 1, 2004 and February 1, 2004, totaling approximately $15.7 million and $16.7 million, respectively, or $0.064583 per share, payable by March 31, 2004. The increase in distributions during the year ended December 31, 2003 was due to the increase in the average outstanding common shares during 2003 and an increase in cash flows resulting from the additional Properties acquired during the year.

Our distribution policy is based on a balanced analysis of both current and long-term stabilized cash flows of our Properties and value creation, and our objective of continuing to qualify as a REIT for federal income tax purposes. During the year ended December 31, 2003 distributions paid to stockholders were greater than cash flows generated from operations. This occurred predominantly because our acquisition strategy has focused on opportunistically investing in larger portfolios, which allows us to obtain increased efficiencies as we invest the proceeds received from the sale of shares of common stock. As a result, larger cash outlays are required at the time of purchase which causes equity proceeds to accumulate for longer periods of time in cash and short-term investments prior to making these purchases. In addition, many of the larger Properties that we are currently operating through joint ventures are undergoing renovations or have recently been renovated and as a result the cash distributions that we received from these joint ventures were less than what is ultimately expected to be received once these Properties stabilize and obtain their projected market share. Management expects this trend to continue in 2004 as additional capital improvements are made and the renovated Properties stabilize. In addition, the operations of our Properties have been adversely affected by the recent economic downturn and consequently cash distributions from joint ventures may be delayed if economic recovery is further delayed. During the year ended December 31, 2003, $41.5 million in cash flows from operating activities was supported by credit enhancements and we used borrowings on our revolving line of credit to fund a portion of our distributions. Please see "Current and Future Cash Needs" for information about the ability to maintain the current level of distributions to stockholders.

During the year ended December 31, 2003, we also utilized funding under our credit enhancements to fund a portion of distributions to stockholders. Some credit enhancements expired during the second half of 2003 and others are expected to expire in 2004. These expirations may result in a reduction in the amount of cash available for distribution in the future.

For the years ended December 31, 2003, 2002 and 2001, approximately 39%, 51%, and 52%, respectively, of the distributions received by stockholders were considered to be ordinary income and approximately 61%, 49%, and 48%, respectively, were considered a return of capital for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2003, 2002 and 2001 were required to be or have been treated by us as a return of capital for purposes of calculating the stockholders' return on their invested capital.

Redemptions

In October 1998, the Board of Directors elected to implement our redemption plan. During the years ended December 31, 2003, 2002 and 2001, approximately 716,000 shares, 260,000 shares, and 251,000 shares, respectively, were redeemed at approximately $6.6 million, $2.4 million, and $2.3 million, respectively, and retired from shares outstanding of common stock. Shares were redeemed for $9.20 per share.

Commitments and Contingencies

From time to time we may be exposed to litigation (see page 80, *Commitments and Contingencies*) arising from an unrecognized preacquisition contingency on and from the operation of our business. At this time, we do not believe that resolution of these matters will have a material adverse effect on our financial condition or results of operations.

Our Properties are operated under various management agreements with third party managers that call for base management fees, which generally range from 3% to 5% of hotel and resort revenues and have an incentive management fee provision related to the hotel's profitability. The management agreements generally require us to set aside 3% to 5% of hotel and resort revenues in FF&E Reserve accounts to be used for the replacement of furniture, fixtures and equipment. The management agreements have terms from 10 to 20 years and generally have renewal options.

Off-Balance Sheet Arrangements and Contractual Cash Obligations

The following table represents our contractual cash obligations and the future potential commitments, and the related payment periods and estimated payment periods as of December 31, 2003 (in thousands):

Contractual Cash Obligations	Less than 1 Year	2-3 Years	4-5 Years	Thereafter	Total
Mortgages and other notes payable (including the revolving line of credit and other liabilities)	$ 18,777	$ 653,551	$ 539,335	$ 462,687	$ 1,674,350

In addition to our commitments to lenders under our loan agreements and obligations to fund Property acquisitions and development, we are a party to some contracts which may result in future obligations to third parties. The future potential commitments, contingencies, and guarantees, which consist of commitments made to third parties, and are not accrued as liabilities, but we have agreed to pay in the event of some circumstances. We consider the likelihood of any material payments under these commitments, contingencies, and guarantees to be remote and not significant individually and in the aggregate and they do not exceed approximately $15 million. In addition, we do not have any significant off-balance sheet arrangements.

Pending Investments, Completed Developments, and Other Events Subsequent to December 31, 2003

On February 12, 2004, through a wholly owned subsidiary, we entered into a stock purchase agreement with KKR Partners II, L.P., a Delaware limited partnership, KKR 1996 Fund, L.P., a Delaware limited partnership, Resort Associates, L.P., a Delaware limited partnership, Golf Associates, L.P., a Delaware limited partnership and KSL Recreation Corporation, a Delaware corporation (collectively referred to as "KSL"), whereby we have agreed to acquire all of the outstanding capital stock of KSL and its subsidiaries, for approximately $1.4 billion in cash and estimated closing costs of approximately $25 million (the "KSL Acquisition"). In connection with the KSL Acquisition, we paid a non-refundable deposit of $75 million in February 2004. Upon consummation of the KSL Acquisition, the six resorts currently owned by KSL will be acquired by our wholly owned subsidiaries and we will be subject to the outstanding debt of KSL and its subsidiaries (approximately $794 million as of February 2, 2004) ("Existing KSL Debt") and any other outstanding liabilities. The closing of the KSL Acquisition is subject to the fulfillment of certain conditions, such as customary approvals and other closing conditions. If the conditions are not satisfied, the KSL Acquisition may not occur. We have received a commitment from a lender to finance the KSL Acquisition with a bridge loan of up to $1.86 billion ("KSL Bridge Loan"). We may use the proceeds of the KSL Bridge Loan to repay the Existing KSL Debt simultaneously with the consummation of the KSL Acquisition or we may only draw approximately $1.1 billion on the KSL Bridge Loan and later refinance the Existing KSL Debt. We are in the process of obtaining a commitment to refinance the Existing KSL Debt (if such debt is not repaid simultaneously with the consummation of the KSL Acquisition) and/or a portion of the KSL Bridge Loan with the proceeds of permanent financing to be obtained within nine months of consummating the KSL Acquisition. The KSL Bridge Loan is expected to be repaid from a combination of permanent debt, or out of the proceeds that we may receive from the sale of our common stock through the 2004 offering.

In March 2004, the third-party tenants affiliated with Marriott for ten of our Properties with combined net operating income of approximately $13.0 million and base rental obligations of $26.7 million informed us that the annual net operating income projected for these Properties would be insufficient to fund the full amount of scheduled base rent for 2004 and potentially subsequent years. As a result, we have begun discussions with those tenants on possible alternatives that would address the current circumstances including our possible acquisition of the leasehold interests in these Properties and the execution of management agreements with Marriott or its affiliates to operate the Properties under long-term contracts. Under this alternative arrangement, these Properties would be leased to one or more of our TRS subsidiaries and managed by an affiliate of Marriott. This possible alternative may include additional guarantees, provided by Marriott, of minimum returns which may not provide the same income stream as the base rents. The Properties are encumbered by debt and consequently any alternative solution will be subject to approval by the lender providing the related financing. As these discussions continue it is possible that Marriott, on behalf of the tenants, will continue to pay the rent due under the current lease structure until such time that these leases are assigned or modified. We may be required to return the security deposits received in connection with the current agreements. Should we take assignment of the leasehold interests, the operations of these hotels will be included in our consolidated statement of earnings in lieu of the rental income which is currently being recognized. The scheduled base rent payments on these Properties and the debt service payments on the related loans are current.

Subsequent to December 31, 2003, we developed and completed a Courtyard by Marriott in Foothill Ranch, California. The Property opened on February 18, 2004.

Current and Future Cash Needs

Historically, hotel operating revenue and rental income under operating leases has been the principal source of funds to meet our short-term liquidity requirements, which primarily consist of operating expenses, debt service, stockholder distributions, property taxes, insurance and asset management fees. During the last two years, rental income has become much less significant and we have had to rely on credit enhancements and funding from our revolving line of credit to fund a portion of our distributions to stockholders. Recently, credit enhancements have begun to be fully utilized or have expired. We expect this trend to continue into 2004 and there is no guarantee that we will be able to obtain additional new credit enhancements. In addition, we anticipate that our 2003 Offering will be completed in March 2004. As these events occur, we will be required to rely more heavily on hotel operating revenues and cash flows from operations to fund our short-term liquidity requirements. This may put pressure on our ability to maintain the current level of distributions to stockholders. To the extent that cash flows from operations are not sufficient to fund these expenditures, we intend to rely on credit enhancements and advances from our revolving line of credit to fund such shortfalls (approximately $72 million available for drawing on the revolving line of credit as of December 31, 2003). During periods that the revolving line of credit does not have sufficient capacity to fund such shortfalls, we may be required to reduce the amount of distributions paid to stockholders.

Our long-term liquidity needs generally include the funding of existing and future development activity, selective asset acquisitions and the retirement of mortgage debt of amounts outstanding under the revolving line of credit and of long-term unsecured debt. We remain committed to maintaining a flexible capital structure. Accordingly, we expect to meet our long-term liquidity needs through a combination of (1) the issuance of additional equity securities, (2) the selective disposition of non-core assets or other assets, which, upon sale will generate positive returns, (3) the sale or contribution of some of our wholly-owned Properties, development projects and development land to strategic joint ventures to be formed with unrelated investors, which will have the net effect of generating additional capital through such sale or contributions and (4) the sources described above with respect to our short-term liquidity. We do not intend to reserve funds to retire existing secured or unsecured indebtedness upon maturity.

OTHER INFORMATION

Related Parties

Some of our directors and officers hold similar positions with our advisor, CNL Hospitality Corp., and its affiliates, including the managing dealer, CNL Securities Corp. These affiliates are by contract entitled to receive fees and compensation for services provided in connection with common stock offerings, and the acquisition, development, management and sale of our assets. Amounts incurred relating to these transactions were $202.2 million and $77.5 million for the years ended December 31, 2003 and 2002, respectively. Of these amounts, approximately $10.1 million and $1.9 million are included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively.

CNL Hospitality Corp. and its affiliates provide various administrative services to us, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis. The expenses incurred for these services were $6.6 million and $4.3 million for the years ended December 31, 2003 and 2002, respectively.

We maintain bank accounts in a bank in which some of our officers and directors serve as directors, and in which an affiliate of our advisor, CNL Hospitality Corp., is a stockholder. The amount deposited with this bank was approximately $29.0 million and $14.9 million at December 31, 2003 and 2002, respectively.

Cash and Cash Equivalents

Until Properties are acquired, or Mortgage Loans are entered into, net offering proceeds are held in short-term (defined as investments with a maturity of three months or less), highly liquid investments, such as demand deposit accounts at commercial banks, certificates of deposit and money market accounts which management believes to have appropriate safety of principal. This investment strategy provides high liquidity in order to facilitate our use of these funds to acquire Properties and to fund Mortgage Loans or other permitted investments. At December 31, 2003, the Company had approximately $147.7 million invested in such short-term investments as compared to $52.9 million at December 31, 2002. A portion of this represented operating cash held at the Company's hotels. The increase in the amount invested in short-term investments was primarily attributable to cash received from the sale of common stock offset by the acquisition of Properties during 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following is a schedule of our fixed and variable rate debt maturities and principal payments, including our revolving line of credit, for each of the next five years, and thereafter (in thousands):

	Fixed Rate Mortgages Payable and Accrued Interest	Variable Rate Other Notes Payable	Total Mortgages and Other Notes Payable
2004	$ 16,432	$ 2,345	$ 18,777
2005	8,390	46,302	54,692
2006	9,025	589,834	598,859
2007	274,131	–	274,131
2008	138,004	127,200	265,204
Thereafter	457,185	5,502	462,687
	$ 903,167	$ 771,183	$ 1,674,350

We are subject to interest rate risk through outstanding balances on our variable rate debt, as described in the "Borrowings" section above. We may mitigate this risk by paying down additional outstanding balances on our variable rate loans from offering proceeds, refinancing with fixed rate permanent debt or obtaining cash flow hedges.

Management estimates that a one-percentage point increase in interest rates for the year ended December 31, 2003, would have resulted in additional interest costs of approximately $7.7 million. This sensitivity analysis contains certain simplifying assumptions (for example, it does not consider the impact of changes in prepayment risk or credit spread risk). Therefore, although it gives an indication of our exposure to interest rate change, it is not intended to predict future results and our actual results will likely vary.

In addition, we have issued fixed interest rate mortgages payable and notes payable to lenders under permanent financing arrangements. We believe that the estimated fair value of the amounts outstanding on our fixed rate mortgages payable and notes payable under permanent financing arrangements at December 31, 2003, approximated the outstanding principal amount of $822.3 million at December 31, 2003. Fair value was determined based on market prices as of December 31, 2003.

Report of Independent Directors

As Independent Directors of CNL Hospitality Properties, Inc. and subsidiaries (the "Company"), we have reviewed the policies being followed by the Company and believe they are in the best interest of its stockholders. The basis for this conclusion is outlined below in the analysis of the policies in place and the resulting portfolio of investments accumulated to date.

Investment policies include provisions to generally ensure that investments are made in quality properties (the "Properties") managed by experienced operators of selected national and regional hotel brands. The policies related to sites include requirements for (i) independent appraisals or other opinion on valuation of such Property or Portfolio's of Properties, (ii) physical site inspection, (iii) an environmental assessment, and (iv) site evaluation and analysis regarding relevant real property and financial factors, area demographics and other necessary information and data. The titles to Properties purchased by the Company will be insured by appropriate title insurance policies and/or abstract opinions consistent with normal practices in the jurisdictions in which the Properties are located.

Policies related to acceptable brands concentrate on an evaluation of the operations of hotels within each brand category, on the number of hotels operated throughout the hotel brand's systems, on the hotel brand's relative competitive position among the same type of hotels offering similar types of lodging and related services, and market penetration. In selecting hotel managers and tenants, consideration is given to the management capability and financial condition of the manager or tenant, prior experience of the manager or tenant in the lodging industry, the net worth of the manager or tenant, past operating results of other hotels currently or previously operated by the manager or tenant and the manager's or tenant's prior experience in managing hotels.

The Company has established policies regarding portfolio diversification. These policies are designed to diversify the investment portfolio and reduce risks. In addition, the Company has established policies related to acceptable lease terms and structures.

As of April 30, 2004, the Company has invested in 136 Properties at a cost of over $6.0 billion and has approximately $3.4 billion in outstanding debt. Of the total 136 Properties, 24 have been invested through various partnerships or joint ventures.

Although many of the Properties are operated as Marriott, or Hilton® brands, the Company believes that these investments will conform to diversification criteria in the investment policies after subsequent Properties are acquired. We believe this portfolio of investments meets the objectives outlined in the Company's Articles of Incorporation and is in the best interest of the stockholders.

We have reviewed the annual report and transactions with affiliates as outlined in Note 7 and 16 to the Consolidated Financial Statements and in our opinion, the affiliate transactions are fair and reasonable to the Company and its stockholders, the terms of such transactions are at least as favorable as the terms of comparable transactions made on an arm's length basis.

Report of Independent Certified Public Accountants

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF CNL HOSPITALITY PROPERTIES, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of stockholders' equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of CNL Hospitality Properties, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards Interpretation No. 46R, "Consolidation of Variable Interest Entities", in 2003.

PricewaterhouseCoopers LLP

Orlando, Florida
March 12, 2004

Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

(in thousands except per share data)

	December 31, 2003	December 31, 2002
ASSETS		
Hotel and resort properties, net	$ 3,357,376	$ 1,379,588
Investments in unconsolidated subsidiaries	30,714	59,369
Real estate held for sale	29,550	–
Cash and cash equivalents	147,694	52,941
Restricted cash	60,105	21,795
Receivables, net	55,410	16,670
Goodwill and other intangible assets, net	82,997	–
Prepaid expenses and other assets	68,388	28,283
Loan costs, less accumulated amortization of $5,881 and $2,719, respectively	18,918	6,786
Deferred income taxes, less valuation allowance of $10,098 and $4,314, respectively	25,826	–
	$ 3,876,978	$ 1,565,432
LIABILITIES AND STOCKHOLDERS' EQUITY		
Mortgages payable and accrued interest	$ 1,499,988	$ 401,765
Other notes payable	150,289	29,739
Line of credit	24,073	24,079
Accounts payable and accrued expenses	68,909	24,107
Other liabilities	11,847	6,569
Due to related parties	11,570	2,505
Security deposits and unearned revenues	12,443	12,883
Total liabilities	1,779,119	501,647
Commitments and contingencies		
Minority interests	157,118	49,462
Stockholders' equity:		
Preferred stock, without par value. Authorized and unissued 3,000 shares	–	–
Excess shares, $.01 par value per share. Authorized and unissued 63,000 shares	–	–
Common stock, $.01 par value per share. Authorized 450,000 shares; issued 243,752 and 126,802 shares, respectively; outstanding 242,243 and 126,009 shares, respectively	2,424	1,260
Capital in excess of par value	2,164,275	1,115,745
Accumulated distributions in excess of net earnings	(222,334)	(98,366)
Accumulated other comprehensive loss	(3,624)	(4,316)
Total stockholders' equity	1,940,741	1,014,323
	$ 3,876,978	$ 1,565,432

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands except per share data)

	Year Ended December 31,		
	2003	2002	2001
Revenues:			
Room	$ 364,181	$ 134,646	$ 11,864
Food and beverage	98,198	26,225	5,390
Other hotel and resort operating departments	27,769	9,251	1,443
Rental income from operating leases	35,263	37,341	61,031
Credit enhancement funding	24,763	10,279	–
Interest and other income	6,966	7,784	9,289
	557,140	225,526	89,017
Expenses:			
Room	87,114	32,574	4,357
Food and beverage	75,457	20,126	3,800
Other hotel and resort operating departments	17,616	4,431	628
Property operations	110,857	36,454	3,799
Repairs and maintenance	25,314	6,842	697
Hotel and resort management fees	16,644	5,898	494
Sales and marketing	36,691	11,805	1,809
Interest and loan cost amortization	61,202	24,718	16,098
General operating and administrative	10,107	6,060	3,603
Asset management fees to related party	12,782	6,696	3,327
Depreciation and amortization	76,714	36,217	21,818
	530,498	191,821	60,430
Income from continuing operations before equity in losses of unconsolidated subsidiaries and minority interests' (income) loss	26,642	33,705	28,587
Equity in losses of unconsolidated subsidiaries	(23,970)	(17,256)	(7,968)
Minority interests' (income) loss	778	(639)	(1,291)
Income from continuing operations before benefit from income taxes	3,450	15,810	19,328
Benefit from income taxes	1,321	–	–
Income from continuing operations	4,771	15,810	19,328
Income from discontinued operations	1,222	–	–
Net earnings	$ 5,993	$ 15,810	$ 19,328
Earnings per share of common stock (basic and diluted):			
Continuing operations	$ 0.02	$ 0.16	$ 0.30
Discontinued operations	$ 0.01	$ –	$ –
	$ 0.03	$ 0.16	$ 0.30
Weighted average number of shares of common stock outstanding:			
Basic and diluted	172,449	97,874	64,458

See accompanying notes to consolidated financial statements.

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Common Stock		Capital in excess of par value	Accumulated distributions in excess of net earnings
	Number of shares	Par value		
Balance at December 31, 2000	49,002	$ 490	$ 432,403	$ (10,878)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	28,607	286	285,783	–
Retirement of common stock	(251)	(3)	(2,310)	–
Stock issuance costs	–	–	(34,724)	–
Net earnings	–	–	–	19,328
Current period adjustments to recognize value of cash flow hedges	–	–	–	–
Total comprehensive income				
Distributions declared and paid ($.77 per share)	–	–	–	(48,409)
Balance at December 31, 2001	77,358	$ 773	$ 681,152	$ (39,959)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME – CONTINUED

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Accumulated other comprehensive loss	Total	Comprehensive income
Balance at December 31, 2000	$ –	$ 422,015	
Subscriptions received for common stock through public offerings and distribution reinvestment plan	–	286,069	$ –
Retirement of common stock	–	(2,313)	–
Stock issuance costs	–	(34,724)	–
Net earnings	–	19,328	19,328
Current period adjustments to recognize value of cash flow hedges	(1,190)	(1,190)	(1,190)
Total comprehensive income			$ 18,138
Distributions declared and paid ($.77 per share)		(48,409)	
Balance at December 31, 2001	$ (1,190)	$ 640,776	

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME – CONTINUED

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Common Stock		Capital in excess of par value	Accumulated distributions in excess of net earnings
	Number of shares	Par value		
Balance at December 31, 2001	77,358	$ 773	$ 681,152	$ (39,959)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	48,911	489	488,622	–
Retirement of common stock	(260)	(2)	(2,389)	–
Stock issuance costs	–	–	(51,640)	–
Net earnings	–	–	–	15,810
Current period adjustments to recognize value of cash flow hedges	–	–	–	–
Total comprehensive income				
Distributions declared and paid ($.78 per share)	–	–	–	(74,217)
Balance at December 31, 2002	126,009	$ 1,260	$ 1,115,745	$ (98,366)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME – CONTINUED

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Accumulated other comprehensive loss	Total	Comprehensive income
Balance at December 31, 2001	$ (1,190)	$ 640,776	
Subscriptions received for common stock through public offerings and distribution reinvestment plan	–	489,111	$ –
Retirement of common stock	–	(2,391)	–
Stock issuance costs	–	(51,640)	–
Net earnings	–	15,810	15,810
Current period adjustments to recognize value of cash flow hedges	(3,126)	(3,126)	(3,126)
Total comprehensive income			$ 12,684
Distributions declared and paid ($.78 per share)	–	(74,217)	
Balance at December 31, 2002	$ (4,316)	$ 1,014,323	

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME – CONTINUED

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Common Stock			
	Number of shares	Par value	Capital in excess of par value	Accumulated distributions in excess of net earnings
Balance at December 31, 2002	126,009	$ 1,260	$ 1,115,745	$ (98,366)
Subscriptions received for common stock through public offerings and distribution reinvestment plan	116,950	1,171	1,168,325	–
Retirement of common stock	(716)	(7)	(6,584)	–
Stock issuance costs	–	–	(113,211)	–
Net earnings	–	–	–	5,993
Current period adjustment to recognize change in value of cash flow hedges	–	–	–	–
Current period adjustment to recognize change in value of foreign operations investment hedge	–	–	–	–
Translation adjustment from foreign operations	–	–	–	–
Total comprehensive income				
Distributions declared and paid ($.78 per share)	–	–	–	(129,961)
Balance at December 31, 2003	242,243	$ 2,424	$ 2,164,275	$ (222,334)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME – CONTINUED

Years Ended December 31, 2003, 2002 and 2001 (in thousands, except per share data)

	Accumulated other comprehensive loss	Total	Comprehensive income
Balance at December 31, 2002	$ (4,316)	$ 1,014,323	
Subscriptions received for common stock through public offerings and distribution reinvestment plan	–	1,169,496	$ –
Retirement of common stock	–	(6,591)	–
Stock issuance costs	–	(113,211)	–
Net earnings	–	5,993	5,993
Current period adjustment to recognize change in value of cash flow hedges	554	554	554
Current period adjustment to recognize change in value of foreign operations investment hedge	(791)	(791)	(791)
Translation adjustment from foreign operations	929	929	929
Total comprehensive income			$ 6,685
Distributions declared and paid ($.78 per share)	–	(129,961)	
Balance at December 31, 2003	$ (3,624)	$ 1,940,741	

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Years Ended December 31, 2003	2002	2001
Cash flows from operating activities:			
Net earnings	$ 5,993	$ 15,810	$ 19,328
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation	76,714	36,217	21,818
Amortization	3,337	1,593	1,277
Distributions from investment in unconsolidated subsidiaries, net of equity in earnings/losses	33,070	27,586	9,817
Minority interest	(778)	639	1,291
Utilization of deferred tax asset	(1,321)	–	–
Changes in operating assets and liabilities, net of effects of business acquisitions:			
Receivables	(33,298)	(13,344)	(1,265)
Due from related parties	–	(1,158)	–
Prepaid expenses and other assets	(1,122)	(2,417)	270
Accrued rental income	(421)	306	(8)
Accounts payable and accrued expenses	17,182	11,626	3,713
Due to related parties	9,065	1,460	(333)
Credit enhancements	4,906	2,056	–
Security deposits	(993)	(2,978)	4,036
Rents paid in advance	553	(736)	(1,536)
Net cash provided by operating activities	112,887	76,660	58,408
Cash flows from investing activities:			
Additions to hotel Properties	(1,224,313)	(446,520)	(351,621)
RFS Acquisition	(450,350)	–	–
Investment in unconsolidated subsidiaries	(727)	(53,099)	(30,804)
Additions to goodwill and other intangible assets	(83,000)	–	–
Acquisition of additional interest in Hotel Investors, net of Hotel Investors' cash	–	–	(32,884)
Deposit on Property and other investments	(24,985)	(10,300)	–
Increase in restricted cash	(29,241)	(12,425)	(6,106)
Increase (decrease) in other assets	(81,996)	(29,643)	(11,611)
Net cash used in investing activities	(1,894,612)	(551,987)	(433,026)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(in thousands)

	Years Ended December 31, 2003	2002	2001
Cash flows from financing activities:			
Net (repayments) / proceeds from borrowings on line of credit	(6)	16,579	7,500
Payment of loan costs	(9,751)	(2,395)	(4,932)
Proceeds from mortgage loans and other notes payable	866,912	118,720	137,990
Principal payments on mortgage loans	(4,730)	(1,931)	(1,184)
Payments on other notes, net of borrowings	(2,533)	(26,607)	-
Net contributions from minority interests	107,233	14,570	37,729
Subscriptions received from stockholders	1,169,496	489,111	286,069
Distributions to stockholders	(129,961)	(74,217)	(48,409)
Due from related parties – offering expenses	-	-	(1,411)
Distributions to minority interest	(380)	(530)	(2,896)
Retirement of common stock	(6,591)	(2,391)	(2,313)
Payment of stock issuance costs	(113,211)	(51,640)	(34,724)
Net cash provided by financing activities	1,876,478	479,269	373,419
Net increase (decrease) in cash and cash equivalents	94,753	3,942	(1,199)
Cash and cash equivalents at beginning of year	52,941	48,999	50,198
Cash and cash equivalents at end of year	$ 147,694	$ 52,941	$ 48,999

Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS - CONTINUED

(in thousands)

	Years Ended December 31, 2003	2002	2001
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest	$ 54,315	$ 22,274	$ 16,597
Supplemental schedule of non-cash investing activities:			
RFS Acquisition			
Purchase accounting:			
Assets acquired:			
Cash and cash equivalents	$ 5,612	$ –	$ –
Restricted cash	9,069	–	–
Accounts receivable	5,442	–	–
Loan costs	5,544	–	–
Prepaid expenses and other assets	8,595	–	–
Deferred tax asset	24,505	–	–
Hotel properties	713,352	–	–
Total	$ 772,119	$ –	$ –
Liabilities assumed:			
Accounts payable and accrued expenses	$ 23,207	$ –	$ –
Mortgages payable	160,731	–	–
Other notes payable	124,021	–	–
Total	$ 307,959	$ –	$ –
Net assets acquired	$ 464,160	$ –	$ –
Net of cash	$ 458,548	$ –	$ –
Hotel Properties acquired as a result of the RFS Acquisition classified as Real Estate Held for Sale	$ 29,550	$ –	$ –
Amounts incurred but not paid for construction in progress	$ 6,827	$ 4,175	$ 6,601
Allocation of acquisition fees included in other assets to investment in hotel Properties and unconsolidated subsidiaries and operating leases	$ 77,014	$ 21,879	$ 10,657
Supplemental schedule of non-cash financing activities:			
Non-cash reduction in TIF Note	$ 360	$ 1,227	$ –
Assumption of other liabilities with Crestline lease assumption	$ –	$ 3,576	$ –
Distributions declared not paid to minority interest at year end	$ –	$ 106	$ 88
Loans assumed as a result of the acquisition of Properties	$ 75,571	$ 9,327	$ 6,736
(Decrease) increase in assets related to value of cash flow hedge	$ –	$ (792)	$ 258
Obligations under capital leases acquired during the period	$ –	$ 115	$ 125

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. ORGANIZATION:

CNL Hospitality Properties, Inc. is a corporation which was organized pursuant to the laws of the State of Maryland on June 12, 1996 and operates for federal income tax purposes as a real estate investment trust (a "REIT"). The terms "Company" or "Registrant" include, unless the context otherwise requires, CNL Hospitality Properties, Inc., CNL Hospitality Partners, LP, CNL Hospitality GP Corp., CNL Hospitality LP Corp., each of their subsidiaries and several consolidated partnerships and joint ventures. Various other wholly or majority owned subsidiaries are expected to be formed in the future, primarily for purposes of acquiring or developing hotel and resort properties ("Properties").

As of December 31, 2003 the Company owned 106 Properties directly and 24 Properties through equity investment interests. The Company leases most of its Properties to taxable REIT subsidiary ("TRS") entities and contracts with third-party hotel and resort management companies to operate these Properties. Hotel and resort operating revenues and expenses for these Properties are included in the consolidated results of operations. Other Properties are leased on a triple-net basis to unrelated third-party tenants who operate the Properties or contract with hotel and resort managers to operate their hotel and resort Property. Rental income from operating leases is included in the consolidated results of operations for these Properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of CNL Hospitality Properties, Inc., and each of its wholly or majority owned subsidiaries. In accordance with the provisions of Statement of Financial Accounting Standards Interpretation No. 46 ("FIN 46R"), "Consolidation of Variable Interest Entities", the Company also consolidates joint ventures for which the Company is the primary beneficiary. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. All significant intercompany balances and transactions have been eliminated in consolidation. Interests of third parties are reflected as minority interests for these variable interest entities. FIN 46R does not require restatement of previously issued financial statements, however, the Company has restated prior years' consolidated financial statements to reflect the consolidation of previously unconsolidated subsidiaries in order to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders' equity, net earnings or related per share amounts for all periods presented.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED:

The following is a summary of this restatement of the previously filed consolidated financials statements:

Financial Statements	Effect of FIN 46R
Balance Sheet	Increase in hotel and resort Properties offset by a reduction in investments in unconsolidated subsidiaries.
Balance Sheet	Increase in mortgages and other notes payable for loans which were previously not consolidated.
Balance Sheet	Adjustments to hotel and resort operating assets and liabilities.
Balance Sheet	Increase in minority interest to reflect the interests of the minority partners in the newly consolidated subsidiaries.
Statement of Earnings	Increase in hotel and resort revenues from previously unconsolidated Properties.
Statement of Earnings	Increase in hotel and resort expenses from previously unconsolidated Properties.
Statement of Earnings	Increase in depreciation expense from previously unconsolidated Properties.
Statement of Earnings	Increase in interest expense from loans held by previously unconsolidated subsidiaries.
Statement of Earnings	Increase in general and administrative and other expenses which were previously not consolidated.
Statement of Earnings	Adjustment to minority interest representing the interest in income or losses that is allocated to minority partners of the newly consolidated subsidiaries.
Statement of Earnings	Adjustment to equity in losses of unconsolidated subsidiaries for the removal of income of losses from subsidiaries that are now consolidated.
Statement of Earnings	Adjustments to changes in operating assets and liabilities of the newly consolidated subsidiaries.
Statement of Earnings	Increase in depreciation expense as a result of the newly consolidated Properties.
Statement of Earnings	Reduction in distributions from investment in unconsolidated subsidiaries, net of equity in earnings/losses. These distributions are no longer separately reflected since their operations are consolidated in the accounts of the Company.
Statement of Cash Flows	Increase in additions to hotel and resort Properties and a decrease in investments in unconsolidated subsidiaries as a result of the consolidation of these subsidiaries.

Revenue Recognition

Revenues are recognized when rooms are occupied and the services have been performed. Cash received from customers for events occurring after the end of each respective year have been recorded as deposits and is included in accounts payable and accrued expenses in the accompanying consolidated financial statements.

Lease Accounting

Certain Properties are leased to, and operated by, unrelated third-party tenants on a "triple-net" basis, whereby the tenant is generally responsible for all Property operating expenses, including property taxes, insurance, and maintenance and repairs. These third-party Property leases are accounted for as operating leases. When minimum lease payments vary during the lease term, income is recognized on a straight-line basis so as to produce a constant periodic rent over the lease term. Accrued rental income, included in other assets, represents the aggregate amount of income recognized on a straight-line basis in excess of scheduled payments to date.

Foreign Currency Translation

The results of operations for foreign locations are maintained in the local currency and translated using the average exchange rates during the period. Assets and liabilities are translated to U.S. dollars using the exchange rate in effect at the balance sheet date. The resulting translation adjustments are reflected in stockholders' equity as a cumulative foreign currency translation adjustment, a component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions are included in the accompanying consolidated statement of earnings.

Hotel and Resort Properties

Hotel and resort properties are generally comprised of land, buildings, and equipment and are recorded at historical cost. The cost of improvements and betterments and any interest incurred during the construction or renovation periods are capitalized. Costs of repairs and maintenance are expensed as incurred.

Buildings and equipment are generally depreciated on the straight-line method over their estimated useful lives of 40 and seven years, respectively. When the Properties or equipment are sold, the related cost and accumulated depreciation will be removed from the accounts and any gain or loss from sale will be reflected as income.

Impairment of Long-Lived Assets

Long-lived assets are tested for recoverability at least annually or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. The assessment is based on the carrying amount of the asset at the date it is tested for recoverability. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. If impairment is recognized, the adjusted carrying amount of a long-lived asset is its new cost basis.

Investment in Unconsolidated Subsidiaries

Investments in unconsolidated subsidiaries are accounted for under the equity method of accounting when the Company owns a 50% interest or less in the costs and benefits of the subsidiary. The difference between the Company's carrying amount of its investments in unconsolidated subsidiaries and the underlying equity in the net assets of the subsidiaries is due to acquisition fees and expenses which have been allocated to the Company's investment. These amounts are amortized over 36 years, which is the estimated life of the building and equipment commencing when the hotel and resort begins operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of demand deposits at commercial banks and money market funds. Cash accounts maintained on behalf of the Company in demand deposits at commercial banks and money market funds may exceed federally insured levels; however, the Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk on cash and cash equivalents.

Certain amounts of cash are restricted for maintenance and replacement of furniture, fixtures, and equipment at the Company's various Properties. Other amounts have been set aside for capital improvements at various Properties. These amounts have been separately classified as restricted cash in the accompanying consolidated balance sheets.

Credit Enhancements

The Company benefits from various types of credit enhancements that have been provided by the managers of many of its Properties. All of the credit enhancements are subject to expiration, or "burn-off" provisions over time. The following summary describes the various types of credit enhancements that the Company benefits from:

Limited Rent Guarantees

Limited rent guarantees ("LRG") are provided by third-party hotel and resort managers to unrelated third-party tenants for certain Properties which the Company leases on a triple-net basis. These credit enhancements guarantee the full, complete and timely payment of rental payments to the Company relating to these Properties. The credit enhancement results in rental revenue being recorded by the Company which otherwise may not have been recorded. The Company is not obligated to repay amounts funded under LRG's.

Threshold Guarantees

Threshold guarantees ("TG") are provided by third-party hotel and resort managers to the Company in order to guarantee a certain minimum return for each of the Properties covered by the TG. Generally, each TG is available for a specific Property or pool of Properties. Funding under these guarantees is either recognized as other income, as a reduction in base management fees or, as liabilities by the Company, depending upon the nature of each agreement and whether the funded amounts are required to be repaid by the Company.

Liquidity Facility Loans

Liquidity Facility Loans ("LFL") are provided by third-party hotel and resort managers to the Company or its unconsolidated subsidiaries in order to guarantee a minimum distribution for each of the Properties covered by the LFL. Funding under an LFL is recognized as a liability when the amounts funded may be required to be repaid.

Senior Loan Guarantees

Senior loan guarantees ("SLG") are provided by third-party hotel and resort managers to the Company or its unconsolidated subsidiaries in order to guarantee the payment of senior debt service for each of the Properties covered by the SLG. Funding under SLG is recognized as a liability because the amounts funded may be required to be repaid in the future.

Loan Costs

Loan costs incurred in connection with securing financing have been capitalized and are being amortized over the terms of the loans using the straight-line method, which approximates the effective interest method.

Earnings Per Share

Basic earnings per share is calculated based upon the weighted average number of shares of common stock outstanding during each year, and diluted earnings per share is calculated based upon weighted average number of common shares outstanding plus potentially dilutive common shares.

Reclassification

Certain items in the prior years' consolidated financial statements have been reclassified to conform with the 2003 presentation. These reclassifications had no effect on stockholders' equity or net earnings.

Goodwill and Other Intangible Assets

The Company follows Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141") and Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separate from goodwill. SFAS 142 requires that goodwill and certain intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually.

Income Taxes

Under the provisions of the Internal Revenue Code and applicable state laws, each TRS entity of the Company is subject to taxation of income on the profits and losses from its tenant operations. The Company does not file a consolidated return for its TRS entities.

The Company accounts for federal and state income taxes with respect to its TRS subsidiaries using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Segment Information

The Company derives all significant revenues from a single line of business, hotel and resort real estate ownership.

Recent Accounting Pronouncements

In April 2003, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("FAS 149"). FAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company adopted FAS 149 in the year ended December 31, 2003, and it did not have a material impact on the Company's results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("FAS 150"). FAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. FAS 150 requires issuers to classify certain financial instruments as liabilities (or assets in some circumstances) that previously were classified as equity. FAS 150 requires that minority interests for majority owned finite lived entities be classified as a liability and recorded at fair market value. Effective October 29, 2003, the FASB deferred implementation of FAS 150, as it applies to minority interests of finite lived Partnerships. The Company adopted FAS 150 in the year ended December 31, 2003, except as it applies to minority interest, and it did not have a material impact on the Company's results of operations.

In December 2003, the FASB issued Statement of Financial Accounting Standards Interpretation No. 46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities". This Interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests, which are the ownership, contractual, or other pecuniary interests in an entity that change with changes in the fair value of the entity's net assets excluding variable interests. Prior to FIN 46R, a company generally included another entity in its consolidated financial statements only if it controlled the entity through voting interests. Application of FIN 46R is required in financial statements of public entities that have interests in variable interest entities for periods ending after March 15, 2004. The Company has adopted FIN 46R as of December 31, 2003, which resulted in the consolidation of several previously unconsolidated subsidiaries. FIN 46R does not require, but does permit restatement of previously issued financial statements. The Company has restated prior years' consolidated financial statements to maintain comparability between the periods presented in the consolidated financial statements and the accompanying notes. These restatements had no effect on stockholders' equity or net earnings.

Use of Estimates

Company Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The estimated fair value of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and variable rate debt approximates carrying value because of short maturities. The fair value of fixed rate long-term debt is determined based on market prices.

Derivative Instruments and Hedging Activities

The Company utilizes derivative instruments to partially offset the effect of fluctuating interest rates and foreign currency exchange rates on the cash flows associated with its variable-rate debt and its net investment in a foreign subsidiary. The Company minimizes these risks by following established risk management policies and procedures including the use of derivatives. The Company does not enter into or hold derivatives for trading or speculative purposes. The Company records all derivative instruments on the balance sheet at fair value. On the date the Company enters into a derivative contract, the derivative is designated a hedge of the exposure to variable cash flows of a forecasted transaction, referred to as a cash flow hedge, when the Company hedges variability of cash flows related to a variable-rate asset or liability or its net investment in a foreign subsidiary. The effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently recognized in operations in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of the gain or loss is reflected in earnings.

Advertising and Promotional Costs

The costs of advertising, promotional and marketing programs are charged to operations in the year incurred and are included in hotel and resort expense in the accompanying consolidated statement of operations. Advertising, promotional and marketing costs totaled $36.7 million, $11.8 million and $1.8 million for the years ended December 31, 2003, 2002 and 2001.

3. ASSUMPTION OF THIRD-PARTY LEASES:

Western International Leases

Effective January 1, 2002, the Company took assignment of its leases with WI Hotel Leasing, LLC for seven Properties and paid approximately $0.07 million for this assignment. These Properties are currently being leased by a TRS of the Company and are managed by affiliates of Marriott International, Inc. ("Marriott"). The operations of these Properties have been reflected in the Company's results of operations for the years ended December 31, 2003 and 2002.

Crestline MI-3 Leases

Effective June 28, 2002, the Company took assignment of its leases from CCCL Leasing, LLC, an affiliate of Crestline Capital Corporation, for nine Properties. These Properties are currently being leased by a TRS of the Company and are managed by an affiliate of Marriott. The operations of these Properties are reflected in the Company's consolidated results of operations for the Company effective June 28, 2002. In connection with this transaction, CCCL Leasing, LLC gave up its claim to security deposits totaling approximately $4.0 million. In addition, the Company assumed a liquidity facility loan of approximately $3.6 million and paid approximately $0.03 million in legal fees and other expenses. These transactions resulted in net other income of approximately $0.4 million being recognized during the year ended December 31, 2002.

Crestline Atlanta Leases

Effective June 30, 2002, the Company took assignment of its leases from CC GB Leasing, LLC, an affiliate of Crestline Capital Corporation, for two Properties. These Properties are currently leased by a TRS of the Company and are managed by an affiliate of Interstate Hotels and Resorts under the Residence Inn by Marriott brand. The operations of the Properties are reflected in the Company's consolidated results of operations effective June 30, 2002. In connection with this transaction, CC GB Leasing, LLC forfeited security deposits totaling $1.4 million, and the Company assumed net assets of approximately $0.1 million, resulting in other income of approximately $1.5 million being recognized by the Company during the year ended December 31, 2002.

4. RFS ACQUISITION:

On July 10, 2003, the Company, through its subsidiaries, acquired RFS Hotel Investors, Inc., a Tennessee REIT ("RFS") and RFS Partnership, L.P. ("RFS OP"), for approximately $383 million in cash ($12.35 per share or limited partnership unit) and the assumption of approximately $409 million in liabilities (including transaction and severance costs, which totaled approximately $55 million). Upon consummation of this transaction, RFS was merged with and into a subsidiary of the Company and RFS ceased to exist as a separate corporate entity. Further, upon consummation of this transaction, a subsidiary of the Company was merged with and into RFS OP, and RFS OP continues to exist as a separate entity. Prior to the closing of this transaction, RFS was publicly traded on the New York Stock Exchange under the symbol "RFS."

Previously, on May 9, 2003, in a separate transaction, the Company purchased from RFS one million newly issued shares of RFS's common stock at a price per share of $12.35. The former assets of RFS are now held by subsidiaries of the Company. Upon closing of the transaction, in July 2003, the Company and its subsidiaries (which now include RFS OP) became responsible for the former debts and obligations of RFS and its subsidiaries (approximately $318 million).

The Company initially financed this transaction by using approximately $158 million from sales of common stock in its current offering, borrowing approximately $43 million under its line of credit (amount was subsequently repaid in November 2003), obtaining $50 million in permanent financing related to one of its Properties, obtaining an additional $81 million in permanent debt funding from an existing loan and obtaining a bridge loan of $101 million (the "RFS Bridge Loan"). On August 27, 2003, the Company borrowed temporarily an additional $88 million on the RFS Bridge Loan, which was repaid on September 30, 2003. Of the $88 million borrowed, approximately $44 million was used to refinance former RFS debts, and the remaining $44 million was used by the Company to acquire additional Properties. On December 4, 2003, the Company obtained a loan totaling $130 million of which approximately $101 million was used to repay the RFS Bridge Loan. The Company pooled 26 Properties as collateral for this loan. On December 24, 2003, the Company obtained an additional loan collateralized by the same 26 Properties in the amount of $35 million. The remaining proceeds from these loans will be used to acquire interests in additional Properties.

The following summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition (in thousands):

	July 10, 2003
ASSETS	
Investment in Properties	$ 683,802
Real estate held for sale	29,550
Cash and cash equivalents	5,612
Restricted cash	9,069
Accounts receivable	5,442
Prepaid expenses and other assets	8,595
Loan costs	5,544
Deferred income taxes	24,505
Total assets acquired	772,119
LIABILITIES	
Mortgage notes payable	160,731
Other notes payable	124,021
Accounts payable and accrued expenses	23,207
Total liabilities assumed	307,959
Net assets acquired	$ 464,160

In connection with the RFS Acquisition, the Company acquired 57 hotels with approximately 8,300 rooms located in 24 states. One of the Properties is owned through a partnership in which the Company owns a 75% interest ("Wharf Associates"). Brands under which these hotels are operated include Sheraton, Residence Inn by Marriott, Hilton, DoubleTree, Holiday Inn, Hampton Inn, and Homewood Suites by Hilton. This transaction has provided further brand and geographic diversification to the Company's portfolio of hotels.

Flagstone Hospitality Management LLC ("Flagstone") previously managed 50 of the 57 Properties. In October 2003, the Company began terminating both existing management license agreements with Flagstone and franchise licenses for many of these Properties and entering into new management and franchise agreements with internationally recognized hotel and resort managers. Management contracts for all 50 Properties were completely transitioned to new internationally recognized hotel and resort managers and franchisors by January 31, 2004.

5. OTHER PROPERTY ACQUISITIONS:

In addition to the interests in the Properties acquired through the RFS Acquisition the following Properties were acquired during the years ended December 31, 2002 and 2003:

Brand Affiliation	Property Location	Date of Acquisition	Purchase Price (in thousands)
SpringHill Suites by Marriott	Manhattan Beach, CA	January 18, 2002	$ 20,000
TownePlace Suites by Marriott	Manhattan Beach, CA	January 18, 2002	15,000
SpringHill Suites by Marriott	Plymouth Meeting, PA	January 18, 2002	27,000
Courtyard by Marriott	Basking Ridge, NJ	March 1, 2002	35,750
Marriott Hotel	Bridgewater, NJ	June 14, 2002	61,500
Courtyard by Marriott	Newark, CA	October 25, 2002	25,500
Residence Inn by Marriott	Newark, CA	November 15, 2002	27,300
Doubletree Crystal City	Arlington, VA	December 19, 2002	71,000
Hyatt Regency	Miami, FL	February 20, 2003	35,800
JW Marriott	New Orleans, LA	April 21, 2003	92,500
Marriott Hotel*	Seattle, WA	May 23, 2003	88,900
Marriott Hotel	Plano, TX	August 15, 2003	55,550
Marriott Hotel	Baltimore, MD	August 29, 2003	69,000
Courtyard by Marriott	Arlington, VA	August 29, 2003	35,000
Hyatt	Montreal, Canada	December 15, 2003	51,800

** Newly constructed*

In 2002 and 2003, the Company also acquired interests in the following Properties through various joint ventures, all of which have been consolidated in the accompanying consolidated financial statements:

Brand Affiliation	Property Location	Ownership Interest	Date of Acquisition	Purchase Price (in thousands)
Hampton Inn	Houston, TX	85.0%	September 4, 2002	$ 14,300
Hilton Hotel	Dallas, TX	75.0%	December 24, 2002	52,000
Hilton Hotel	Tucson, AZ	75.0%	December 24, 2002	69,000
Hilton Hotel	Rye, NY	75.0%	February 20, 2003	75,000
Embassy Suites	Orlando, FL	75.0%	February 20, 2003	12,500
Embassy Suites	Arlington, VA	75.0%	February 20, 2003	45,500
Embassy Suites	Santa Clara, CA	75.0%	February 20, 2003	46,500
Hyatt Regency	Dearborn, MI	85.0%	August 28, 2003	65,000
Hampton Inn	Manhattan, NY	66.7%	August 29, 2003	28,000
Hilton Hotel	La Jolla, CA	75.0%	December 17, 2003	110,000
Hilton Hotel	Washington, D.C.	75.0%	December 17, 2003	102,000
Del Coronado Hotel	Del Coronado, CA	70.0%	December 18, 2003	406,900

These partnerships typically have one or more subsidiary borrowers, which are legally separate entities, having separate assets and liabilities from the Company and, therefore, the assets and credit of the respective entities may not be available to satisfy the debts and other obligations of the Company. Likewise, the assets and credit of the Company may not be available to satisfy the debts and other obligations of the borrowers on the loans of these other entities.

The Company completed construction and opened the following three wholly owned Properties during 2002:

Brand Affiliation	Property Location	Opening Date
Residence Inn by Marriott	Orlando, FL	February 14, 2002
Courtyard by Marriott	Weston, FL	February 14, 2002
Courtyard by Marriott	Edison, NJ	November 4, 2002

All of the Properties acquired or constructed in 2003 and 2002 are leased to TRS entities of the Company and are operated by third-party managers. The Properties were recorded at cost, which was allocated between land, building, and equipment based on replacement cost using independent appraisal data. Hotel and resort operating assets, liabilities, and any related intangible assets are also recorded based on their fair values. The results of operations of the Properties since the date of acquisition are included in the consolidated results of operations.

The following presents unaudited pro forma results of operations of the Company as if the Properties were owned during the entire period for the years ended December 31, 2003 and 2002 including the effect of the RFS Acquisition (see Note 4) (in thousands, except share and per share data):

	2003	2002
Revenues	$ 934,394	$ 910,400
Net earnings	9,108	12,316
Basic and diluted earnings per share	0.04	0.07
Weighted average number of common shares outstanding – basic and diluted	242,321	174,184

6. HOTEL AND RESORT PROPERTIES:

As of December 31, 2003, 17 Properties with a net book value of approximately $331.9 million are leased to third-party tenants on a triple-net basis, whereby the tenant is generally responsible for all operating expenses relating to the Property, including property taxes, insurance, and maintenance and repairs. During the years ended December 31, 2003, 2002 and 2001, these third-party tenants paid approximately $4.6 million, $4.1 million, and $7.4 million, respectively, in property taxes for Properties which the Company leases on a triple-net basis. The Company has 104 Properties encumbered by debt. Properties consist of the following at December 31 (in thousands):

	2003	2002
Land	$ 465,176	$ 191,515
Buildings	2,661,928	1,120,149
Equipment	337,602	121,777
	3,464,706	1,433,441
Less accumulated depreciation	(142,197)	(67,248)
Construction in progress	34,867	13,395
	$ 3,357,376	$ 1,379,588

The Company is currently developing one hotel Property in Florida, which is expected to be completed in June 2004. This Property is expected to be leased to a TRS entity of the Company and managed by a subsidiary of Marriott. The Company also developed and opened, on February 18, 2004, a Courtyard by Marriott in Foothill Ranch, California. The total estimated cost of this Property including land is expected to be $18.3 million. Construction in progress of approximately $34.9 million and $13.4 million, respectively, for these Properties is included in hotel and resort properties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. The Company has six Properties held for sale with a total book value of approximately $30.0 million.

The following is a schedule of future minimum lease payments to be received on the noncancellable operating leases with third-parties at December 31, 2003 (in thousands):

2004	$ 33,605
2005	33,605
2006	33,605
2007	33,485
2008	32,352
2009 and thereafter	208,961
	$ 375,613

7. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

During 2003 and 2002, the Company invested a total of approximately $0.7 million and $42.7 million, respectively, in unconsolidated subsidiaries. As of December 31, 2003, the Company had the following investments in unconsolidated subsidiaries:

Name	Total Amount Invested	Ownership Interest	Description
WB Resort Partners, L.P.	$ 41.6 million	49.00%	A partnership which owns a resort in Hawaii
Desert Ridge Resort Partners, LLC	$ 25.1 million	44.00%	A joint venture which owns a resort in Arizona
CY-SF Hotel Partnership, L.P.	$ 13.0 million	48.15%	A partnership which owns one hotel in California
CTM Partners, LLC	$ 5.2 million	31.25%	A joint venture that holds a majority interest in an LLC that owns the licensing rights to the Mobil Travel Guide.
CNL Plaza, Ltd.	$ 0.3 million	9.90%	A partnership which owns an office building in Florida where the Company's advisor, CNL Hospitality Corp. (the "Advisor") leases office space.

Desert Ridge Partnership

During 2002, the Company contributed an additional $16.2 million into Desert Ridge Resort Partners, LLC (the "Desert Ridge Partnership"). The Desert Ridge Partnership owns a resort which was under construction in 2001 and the majority of 2002. The resort opened for business on November 30, 2002. Limited golf course operations were included in the consolidated results of operations of the Company until the resort opened in late 2002. The final costs of construction were paid in early 2003 and the total cost of the resort was approximately $301.7 million.

Waikiki Partnership

During 2002, the Company contributed an additional $8.7 million into WB Resort Partners, LP (the "Waikiki Partnership"). The Waikiki Partnership owns the Waikiki Beach Marriott in Honolulu, Hawaii, which was undergoing significant renovations for the majority of 2002, and was substantially complete as of December 31, 2002. The total cost of the resort including renovations was approximately $ 208.2 million.

Mobil Travel Guide

In January 2002, the Company acquired a 25% interest in a partnership, CTM Partners, LLC, with Publications International, Ltd. ("PIL"), Hilton Hotels Corporation ("Hilton"), and Marriott that owns a 77.5% interest in a partnership with Exxon Mobil Corporation and PIL ("EMTG"). EMTG owns the licensing rights to the Mobil Travel Guide. The licensing rights entitle EMTG to assemble, edit, publish and sell the Mobil Travel Guide to generate additional products using the Mobil Travel Guide brand. The Company's capital contribution in CTM Partners, LLC was approximately $3.6 million. EMTG has engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, and a director and principal stockholder, to manage its business. In December 2002, the Company contributed an additional $894,000 to CTM Partners, LLC, thereby increasing the Company's ownership in the partnership from 25% to 31.25%. In 2003, the Company contributed an additional $0.7 million approximately to the partnership and the other partners also made contributions in amounts that maintained the existing ownership interests of each partner.

Office Building

In May 2002, the Company acquired a 9.9% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space, for $300,000. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2.6 million, of a $15.5 million unsecured promissory note of the limited partnership.

San Francisco Partnership

In June 2002, the Company acquired a 50% interest in CY-SF Hotel Parent, LP (the "San Francisco Partnership"), a partnership with an affiliate of Marriott. The San Francisco Partnership purchased a Courtyard by Marriott in downtown San Francisco for approximately $82.0 million (the "San Francisco Downtown Property"). The purchase was financed with equity investments of $13.0 million each from the Company and Marriott, as well as $56.0 million in borrowings consisting of two loans from a third-party lender. One of the loans was in the amount of $41.0 million and requires interest payments equal to the greater of one-month LIBOR plus 3.25 percent, or 6.25 percent. The other loan was in the amount of $15.0 million and requires interest payments equal to a base rate plus 7 percent. The base rate equals the greater of (a) the lesser of (i) one-month LIBOR or (ii) 9 percent, or (b) 3 percent. Both loans mature in August 2007 and require monthly payments of interest only through July 1, 2004, at which time monthly payments of principal and interest are due with the remaining principal balances and any unpaid interest due at maturity. The lessee of the San Francisco Downtown Property is a wholly owned subsidiary of the San Francisco Partnership and the Property is managed by a subsidiary of Marriott. In September 2003, Marriott contributed an additional $1.0 million to the partnership, thereby increasing its ownership in the partnership from 50 percent to 51.9 percent.

The following presents unaudited condensed balance sheets for these investments as of December 31, 2003 (in thousands):

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CY-SF Hotel Parent, LP	CTM Partners, LLC	CNL Plaza, Ltd.	Total
Hotel and resort properties	$ 262,757	$ 190,955	$ 77,794	$ –	$ –	$ 531,506
Other assets	18,077	21,392	7,081	21,327	61,557	129,434
Mortgages and other						–
notes payable	268,730	174,080	56,350	5,797	62,978	567,935
Other liabilities	20,362	22,474	11,231	11,457	696	66,220
Partners' capital (deficit)	(8,258)	15,793	17,294	4,073	(2,117)	26,785
Difference between carrying amount of investment and Company's share of partners' capital	4,380	4,590	1,728	–	–	10,698
Company's ownership interest at end of period	44.00%	49.00%	48.15%	31.25%	9.90%	

The following presents unaudited condensed balance sheets for these investments as of December 31, 2002 (in thousands):

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CY-SF Hotel Parent, LP	CTM Partners, LLC	CNL Plaza, Ltd.	Total
Hotel and resort properties	$ 269,925	$ 198,140	$ 80,374	$ –	$ –	$ 548,439
Other assets	21,187	22,091	3,733	12,623	63,735	123,369
Mortgages and other notes payable	230,176	157,798	57,160	2,247	64,061	511,442
Other liabilities	42,694	15,834	3,725	220	398	62,871
Partners' capital (deficit)	18,242	46,599	23,222	10,156	(724)	97,495
Difference between carrying amount of investment and Company's share of partners' capital	3,642	3,503	1,831	–	–	8,976
Company's ownership interest at end of period	44.00%	49.00%	50.00%	31.25%	9.90%	

The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2003 (in thousands):

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CY-SF Hotel Parent, LP	CTM Partners, LLC	CNL Plaza, Ltd.	Total
Revenues	$ 90,270	$ 55,766	$ 15,542	$ 2,515	$ 10,445	$ 174,538
Cost of sales	(43,471)	(22,301)	(5,512)	(7,464)	(3,325)	(82,073)
Expenses	(68,673)	(54,496)	(14,328)	(3,043)	(7,009)	(147,549)
Minority interest in loss	–	–	–	1,828	–	1,828
Net income (loss)	$ (21,874)	$ (21,031)	$ (4,298)	$ (6,164)	$ 111	$ (53,256)
Income (loss) allocable to the Company	$ (9,625)	$ (10,305)	$ (2,125)	$ (1,926)	$ 11	$ (23,970)
Other comprehensive income allocable to the Company	$ 856	$ –	$ –	$ –	$ –	$ 856
Company's ownership interest at end of period	44.00%	49.00%	48.15%	31.25%	9.90%	

The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2002 (in thousands):

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CY-SF Hotel Parent, LP	CTM Partners, LLC	CNL Plaza, Ltd.	Total
Revenues	$ 7,344	$ 46,667	$ 8,564	$ 1,400	$ 6,088	$ 70,063
Cost of sales	(7,016)	(20,407)	(2,899)	(3,941)	(1,946)	(36,209)
Expenses	(15,680)	(44,657)	(7,011)	(1,604)	(4,086)	(73,038)
(Net income) loss	$ (15,352)	$ (18,397)	$ (1,346)	$ (4,145)	$ 56	$ (39,184)
Income (loss) allocable to the Company	$ (6,547)	$ (9,006)	$ (673)	$ (1,036)	$ 6	$ (17,256)
Other comprehensive income (loss) allocable to the Company	$ (2,572)	$ –	$ –	$ –	$ –	$ (2,572)
Company's ownership interest at end of period	44.00%	49.00%	50.00%	31.25%	9.90%	

The following presents unaudited condensed statements of operations for these investments for the year ended December 31, 2001 (in thousands):

	Desert Ridge Resort Partners, LLC	WB Resort Partners, LP	CY-SF Hotel Parent, LP*	CTM Partners, LLC*	CNL Plaza, Ltd.*	Total
Revenues	$ 8,154	$ 10,167	$ –	$ –	$ –	$ 18,321
Cost of sales	(2,235)	(5,508)	–	–	–	(7,743)
Expenses	(13,830)	(13,989)	–	–	–	(27,819)
Net loss	$ (7,911)	$ (9,330)	$ –	$ –	$ –	$ (17,241)
Loss allocable to the Company	$ (3,396)	$ (4,572)	$ –	$ –	$ –	$ (7,968)
Other comprehensive Income (loss) allocable to the Company	$ (1,370)	$ –	$ –	$ –	$ –	$ (1,370)
Company's ownership interest at end of period	42.33%	49.00%	–	–	–	

**These entities were not formed until 2002, and therefore are not presented for the year ended December 31, 2001.*

The difference between the carrying amount of the investments in the above entities and the Company's share of partners' capital results from various acquisition costs and fees which are not shared by the co-venturers. These amounts are amortized over 36 years.

The Company is generally entitled to receive cash distributions in proportion to its ownership interest in each partnership. During the years ended December 31, 2003 and 2002, the Company received the following distributions, which reduce the carrying value of the investment (in thousands):

	December 31, 2003	December 31, 2002
Desert Ridge Resort Partners, LLC	$ 2,891	$ 1,432
WB Resort Partners, LP	4,790	4,136
CY-SF Hotel Parent, LP	1,300	716
CNL Plaza, Ltd.	119	164
	$ 9,100	$ 6,448

During the second half of 2003 the Company has not received the distributions it is entitled to from WB Resort Partners, LP due to cash operating shortfalls of this partnership. The Company does not anticipate receiving cash distributions from this partnership during 2004.

8. DISCONTINUED OPERATIONS:

The Company accounts for certain revenues and expenses as originating from discontinued operations pursuant to FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FASB 144"). FASB 144 requires that sales of real estate, or the identification of a real estate asset as held for sale, be treated as discontinued operations. Any gain or loss from the disposition, and any income or expenses associated with real estate assets held for sale, are included in the accompanying consolidated statement of earnings as discontinued operations. In connection with the RFS Acquisition in July 2003, the Company decided to sell six non-strategic Properties from the former RFS portfolio (see Note 4, "RFS Acquisition"), and therefore, these Properties were classified as real estate held for sale as of December 31, 2003.

The financial results for these Properties are reflected as discontinued operations in the accompanying consolidated financial statements. The operating results of discontinued operations were as follows for the year ended December 31 (in thousands):

	2003
Hotel revenues	$ 5,700
Hotel expenses	(4,478)
Income from discontinued operations	$ 1,222

In accordance with FASB 144, the Company has ceased depreciation on these six Properties. The forgone depreciation was approximately $0.9 million for the year ended December 31, 2003.

9. PREPAID EXPENSES AND OTHER ASSETS:

Prepaid expenses and other assets as of December 31, 2003 and 2002 were approximately $68.4 million and $28.3 million, respectively, and consist primarily of deposits and acquisition fees and expenses relating to Properties the Company intends to acquire, and investments the Company intends to make.

10. INVESTMENTS:

On April 21, 2003 and May 21, 2003, the Company, through a wholly owned subsidiary, invested $10 million and $5 million, respectively, in convertible preferred partnership units of Hersha Hospitality Limited Partnership ("HLP"). In addition, in connection with the acquisition of an interest in the Hampton Inn Chelsea-Manhattan Property, on August 29, 2003, the Company's subsidiary invested approximately $4 million in additional convertible preferred partnership units of HLP. This investment is accounted for under the cost basis method of accounting and included in prepaid expenses and other assets on the accompanying consolidated balance sheet. The investment in HLP is structured to provide the Company with a 10.5% cumulative preferred distribution, paid quarterly, and each of the current and any proposed investments in joint ventures with HLP is structured to provide the Company with a 10.5% cumulative preferred distribution on its unreturned capital contributions. There is no assurance, however, that future distributions or returns will be paid. HLP declares dividends quarterly in arrears. During 2003, the Company recognized approximately $1.2 million in distributions from its investment in the convertible preferred partnership units of HLP.

11. GOODWILL AND OTHER INTANGIBLE ASSETS:

In June 2001, the FASB issued SFAS 141 and SFAS 142. SFAS 141 requires that all business combinations be accounting for using the purchase method and provides new criteria for recording intangible assets separately from goodwill. SFAS 142 addresses the financial accounting and reporting for acquired goodwill and other intangible assets. Goodwill and other intangible assets that have indefinite useful lives are not amortized into results of operations but, instead, will be tested at least annually for impairment and written down when impaired. The Company recorded goodwill of approximately $33.6 million and other intangible assets of approximately $49.4 million in connection with the acquisition of the Hotel del Coronado Property in December 2003. Prior to the Hotel del Coronado purchase, the Company had not recorded any goodwill or other intangible assets.

The gross carrying amounts and accumulated amortization of the Company's amortizable intangible assets are as follows as of December 31, 2003:

Intangible Asset (Amortization Period)	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Goodwill (indefinite life)	$ 33,600	N/A	$ 33,600
Trademark (indefinite lives)	49,000	N/A	49,000
Customer relationships/advanced booking (5 years)	400	(3)	397
			$ 82,997

The estimated amortization expense for the Company's other intangible assets for each of the five succeeding fiscal years is as follows:

2004	$ 80
2005	80
2006	80
2007	80
2008	77
Total	$ 397

12. INCOME TAXES:

Prior to the RFS Acquisition (see Note 4), the types of temporary differences between the tax basis of assets and liabilities and their GAAP financial statement reporting amounts were principally attributable to net operating losses of the Company's TRS entities. The Company has not recorded this future potential benefit because its TRS subsidiaries do not have sufficient historical earnings on which to base a potential future benefit. In connection with the RFS Acquisition, the Company acquired approximately $24.5 million, net of Section 382 limitations, of deferred tax assets arising from, principally, amortization of certain lease termination costs with the remainder due to net operating losses at RFS's TRS entities. The deferred tax assets of the RFS TRS entities are not available to offset taxable income for the Company's existing TRS subsidiaries and, likewise, the deferred tax assets of the existing TRS entities are not available to offset taxable income of the RFS TRS entities.

The components of the deferred taxes recognized in the accompanying consolidated balance sheets at December 31 are as follows (in thousands):

	2003	2002
Deferred tax assets:		
Net operating loss	$ 20,401	$ 4,314
Lease termination	15,192	–
Other	331	–
Valuation allowance	(10,098)	(4,314)
	$ 25,826	$ –

The income tax benefit consists of the following component for each of the years ended December 31:

(In thousands)

	2003	2002	2001
Current:			
Federal	$ –	$ –	$ –
State	–	–	–
	–	–	–
Deferred:			
Federal	(1,321)	–	–
State	–	–	–
	(1,321)	–	–
Total income tax benefit	$ (1,321)	$ –	$ –

The income tax benefit has been allocated as follows:

	(In thousands)		
	2003	2002	2001
Continuing operations	$ (1,321)	$ -	$ -
Discontinued operations	-	-	-
Total income tax benefit	$ (1,321)	$ -	$ -

13. INDEBTEDNESS:

Indebtedness consisted of the following at December 31 (in thousands):

	2003	2002
Mortgages payable and accrued interest	$ 1,499,988	$ 401,765
Construction loan facilities	60,517	21,281
Tax incremental financing note	8,098	8,458
Line of credit	24,073	24,079
Indebtedness collateralized by Properties	1,592,676	455,583
Unsecured notes	81,674	-
	$ 1,674,350	$ 455,583

The Company has a revolving line of credit (the "Revolving LOC") to fund acquisition and development of Properties and investments in Mortgage Loans and other permitted investments. Under the terms of the Revolving LOC, the Company is entitled to receive cash advances of up to approximately $96.7 million until September 2006. Interest payments are due monthly with principal payments of $1,000 due at the end of each loan year. Other loan terms are listed in the table below.

Some debt arrangements allow for repayments earlier than the stated maturity date. The weighted average effective interest rate on mortgages and other notes payable was approximately 6.25% as of December 31, 2003. The fair value of the Company's fixed rate long-term debt was $826.1 million at December 31, 2003. Fair value was determined based on market prices as of December 31, 2003.

Certain loan agreements contain net worth or debt service coverage ratio requirements. Violation of these covenants could potentially trigger penalties, including cash management arrangements whereby the lenders or their designated loan servicers capture operating cash from certain Properties and administer the payment of property taxes, insurance, debt service and expenditures for other obligations. Other covenants restrict the Company's ability to borrow money, pay dividends on or repurchase capital stock, make investments and sell assets or enter into mergers or acquisitions. The Company was in compliance with these covenants as of December 31, 2003.

Indebtedness consisted of the following as of December 31 (in thousands):

	Collateral	Interest Rate	Notes	Maturity	2003	2002
Floating Rate Debt:						
CMBS loan	26 hotels	LIBOR + 189 bps	(1)	December 2006	$ 130,198	$ –
CMBS loan	26 hotels	LIBOR + 465 bps	(1)(2)	December 2006	35,039	–
Mortgage Debt	2 hotels	5-yr Treasury + 200 bps	(3)	December 2008	127,200	–
Mortgage Debt	4 hotels	LIBOR + 230 bps	(4)	October 2006	98,891	100,000
Mortgage Debt	1 hotel	LIBOR + 285 bps	(5)	December 2008	290,000	–
Construction loan	3 hotels	LIBOR + 275 bps	(6)	December 2005	44,939	21,281
Construction loan	1 hotel	LIBOR + 350 bps		August 2006	15,578	–
Line of credit	15 hotels	LIBOR + 225 bps	(7)	September 2006	24,073	24,079
Line of credit	1 hotel	LIBOR + 575 bps	(10)	December 2006	5,502	–
Total floating rate debt					771,420	145,360
Fixed Rate Debt:						
Publicly-traded term notes	n/a	9.75%		March 2012	81,674	–
Mortgage Debt	8 hotels	6.53%		November 2007	91,194	9,070
Mortgage Debt	1 hotel	8.22%		November 2007	18,060	–
Mortgage Debt	3 hotels	8.34%		December 2007	50,348	50,348
Mortgage Debt	1 hotel	8.29%		December 2025	31,663	32,069
Mortgage Debt	1 hotel	5.84%		December 2007	31,151	31,082
Mortgage Debt	1 hotel	7.78%		January 2023	9,085	9,268
Mortgage Debt	2 hotels	5.67%		December 2007	79,022	78,650
Mortgage Debt	1 hotel	4.93%		July 2008	50,205	–
Mortgage Debt	10 hotels	7.83%		December 2008	91,166	–
Mortgage Debt	7 hotels	7.67%	(8)	July 2009	83,003	84,638
Mortgage Debt	5 hotels	5.95%		March 2010	145,000	–
Mortgage Debt	8 hotels	8.00%		August 2010	51,197	–
Mortgage Debt	1 hotel	8.32%		January 2011	6,549	6,640
Mortgage Debt	1 hotel	8.11%		February 2011	28,883	–
Mortgage Debt	1 hotel	8.08%		August 2010	46,632	–
Tax Incremental Financing Note	1 hotel	12.85%	(9)	June 2018	8,098	8,458
Total fixed rate debt					902,930	310,223
Total debt					$ 1,674,350	$ 455,583

(1) The 26 Properties were collateralized for both Commercial Mortgage Backed Security ("CMBS") loans listed.
(2) CMBS loan has an interest rate floor of 6.65%.
(3) Mortgage debt has an interest rate floor of 5.50%.
(4) Interest rate floor of 4.96%.
(5) Blended interest rate.
(6) The Construction Line of Credit has an interest rate floor of 6.75 %.
(7) Revolving Line of Credit.
(8) Average interest rate as the loans bear interest ranging from 7.50 % to 7.75 %.
(9) Tax Incremental Financing which is paid down with incremental real estate taxes resulting in an interest rate of 12.85 %.
(10) Revolving Line of Credit for Hotel del Coronado.

The following is a schedule of maturities for all long-term borrowings at December 31, 2003 (in thousands):

2004	$ 18,777
2005	54,692
2006	598,859
2007	274,131
2008	265,204
2009 and thereafter	462,687
Total	$ 1,674,350

14. DERIVATIVE INSTRUMENTS:

The Company has a subsidiary in Montreal, Canada. The functional currency of this Property, which was acquired in December 2003, is Canadian dollars. In December 2003, the Company entered into a currency forward contract to buy U.S. dollars at a fixed price. This forward contract hedges the foreign currency exposure of the Company's net investment in this subsidiary. During 2003, the Company recognized a net holding loss of $0.8 million in other comprehensive income.

The Company also purchased interest rate caps which capped the floating interest rates of seven loans at rates between 4.0% and 6.0% based on a total notional amount of $555.0 million. During 2003, 2002 and 2001, the Company recognized net holding losses of approximately $1.1 million and $0.6 million and a gain of $0.2 million, respectively, in other comprehensive income from these cash flow hedges.

An unconsolidated subsidiary of the Company also holds an interest rate swap which fixed the floating interest rate of a loan at approximately 6.0% based on a notional amount of $70 million. During 2003, 2002 and 2001, the Company recognized, through its equity investee, a net holding gain of $0.9 million and net holding losses of approximately $2.6 million and $1.4 million, respectively from this cash flow hedge.

15. DISTRIBUTIONS:

For the years ended December 31, 2003, 2002 and 2001, approximately 39%, 51%, and 52%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 61%, 49%, and 48%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to the stockholders for the years ended December 31, 2003, 2002 and 2001 are required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital.

16. RELATED PARTY TRANSACTIONS:

Certain directors and officers of the Company hold similar positions with the Advisor and its affiliates, including the managing dealer, CNL Securities Corp. These affiliates are by contract entitled to receive fees and compensation for services provided in connection with common stock offerings, and the acquisition, development, management and sale of the Company's assets.

Amounts incurred relating to these transactions with affiliates were as follows for the years ended December 31 (in thousands):

	2003	2002
CNL Securities Corp.:		
Selling commissions *	$ 86,460	$ 37,003
Marketing support fee and due diligence expense reimbursements*	5,848	2,448
	92,308	39,451
Advisor and its affiliates:		
Acquisition fees	94,531	29,464
Development fees	2,612	1,896
Asset management fees	12,782	6,696
	109,925	38,056
	$ 202,233	$ 77,507

**The majority of these fees and reimbursements were paid to unaffiliated broker-dealer firms.*

Of these amounts, approximately $10.1 and $1.9 million is included in due to related parties in the accompanying consolidated balance sheets as of December 31, 2003 and 2002, respectively. In late 2003 the Company's Advisor allowed the Company to defer the payment of the asset management fee until September 15, 2004 to provide liquidity until the Company's results benefit from an economic and industry recovery. Asset management fees were not paid by the Company after August 2003 and in January 2004, the Advisor refunded to the Company all of the asset management fees which had previously been paid during 2003. Out of the total amount due to the Advisor as of December 31, 2003, $5.3 million relates to asset management fees. The Company will continue to accrue and will remain obligated to pay asset management fees upon demand by the Advisor, or by September 15, 2004.

The Advisor and its affiliates provide various administrative services to the Company, including services related to accounting; financial, tax and regulatory compliance reporting; stockholder distributions and reporting; due diligence and marketing; and investor relations (including administrative services in connection with the offerings), on a day-to-day basis.

The expenses incurred for these services were classified as follows for the years ended December 31 (in thousands):

	2003	2002
Stock issuance costs	$ 4,292	$ 3,128
General operating and administrative expenses	2,279	1,128
	$ 6,571	$ 4,256

The Company maintains bank accounts in a bank in which certain officers and directors of the Company serve as directors, and in which an affiliate of the Advisor is a stockholder. The amount deposited with this bank was approximately $29.0 million and $14.9 million at December 31, 2003 and 2002, respectively.

CTM Partners, LLC, a partnership in which the Company has a 31.25% interest which owns EMTG, LLC, has engaged Dustin/Massagli LLC, a company in which one of the Company's directors is president, a director and a principal stockholder, to manage its business.

The Company owns a 9.9% interest in CNL Plaza, Ltd., a limited partnership that owns an office building located in Orlando, Florida, in which the Advisor and its affiliates lease office space. The remaining interest in the limited partnership is owned by several affiliates of the Advisor. In connection with this acquisition, the Company has severally guaranteed a 16.67% share, or approximately $2.6 million, of a $15.5 million unsecured promissory note of the limited partnership.

17. CONCENTRATION OF RISK:

During the year ended December 31, 2003, a significant portion of the Company's rental income and hotel and resort revenues was earned from 68 Properties operating as various Marriott brands (including Marriott Hotels, Resorts, and Suites, JW Marriott, Residence Inn by Marriott, TownePlace Suites by Marriott, Courtyard by Marriott, Fairfield Inn, and Spring Hill Suites by Marriott) and 36 Properties operating as various Hilton Hotels Corporation ("Hilton") brands (including Doubletree, Embassy Suites, Hilton Hotels and Suites, Homewood Suites by Hilton, and Hampton Inn).

Although the Company intends to acquire additional Properties, the Company carefully screens its managers and tenants and the Company has obtained interests in non-Marriott and non-Hilton branded Properties, failure of the Marriott and Hilton brands would significantly impact the results of operations of the Company. Management believes that the risk of such a default will be reduced through future acquisitions which enhance brand diversification.

18. STOCKHOLDERS' EQUITY:

On August 13, 2002, the Company filed a registration statement on Form S-11 with the Securities and Exchange Commission (the "Commission") in connection with the proposed sale by the Company of up to 175 million shares of common stock at $10 per share ($1.75 billion) (the "2003 Offering"). The 2003 Offering commenced immediately following the completion of the Company's fourth public offering on February 4, 2003. Of the 175 million shares of common stock offered pursuant to the 2003 Offering, up to 25 million shares are available to stockholders purchasing shares through the Company's reinvestment plan. On July 23, 2003, the Company filed a registration statement on Form S-11 with the Commission in connection with the proposed sale of up to 400 million shares of common stock at $10 per share ($4 billion) (the "2004 Offering"). Of the 400 million shares of common stock which may be offered, up to 50 million may be available to stockholders purchasing shares through the reinvestment plan. The Board of Directors expects to submit, for a vote of the stockholders at the next annual meeting of stockholders, a proposal to increase the number of authorized shares of common stock of the Company from 450 million to one billion. Until such time, if any, as the stockholders approve an increase in the number of authorized shares of common stock of the company, the 2004 Offering would be limited to up to 142 million Shares. The 2004 Offering, if it occurs, is expected to commence in mid-2004, sometime after the completion of the Company's 2003 Offering. CNL Securities Corp., an affiliate of the Advisor, is the managing dealer for the Company's equity offerings.

Under the redemption plan, the Company may elect, at its discretion, to redeem shares, subject to certain conditions and limitations. During the years ended December 31, 2003, 2002 and 2001, approximately 716,000 shares, 269,000 shares, and 251,000 shares, respectively, were redeemed at approximately $6.6 million, $2.4 million, and $2.3 million, respectively, and retired from shares outstanding of common stock. Shares were redeemed for $9.20 per share.

19. COMMITMENTS AND CONTINGENCIES:

On May 13, 2003, A. Bruce Chasen, as class representative, filed a putative class action lawsuit in the Circuit Court of Shelby County, Tennessee, 30th Judicial District against RFS, RFS's directors and the Company. On June 6, 2003, the complaint was amended. The amended putative class action complaint alleges, among other things, that (i) the merger consideration to be received by RFS's shareholders is significantly less than the intrinsic value of RFS, (ii) the RFS directors breached their fiduciary duties to shareholders on a variety of grounds including failing to ascertain the true value of RFS, failing to determine whether there were any other bidders for RFS, and failing to avoid certain alleged conflicts of interest shared by members of the RFS Board and its financial advisor, (iii) the Company aided and abetted the RFS Board in connection with their breach of fiduciary duties, (iv) the RFS Board violated portions of the Tennessee Investor Protection Act, and (v) the RFS proxy statement is false and misleading. Among other things, the amended complaint seeks certification of the class action, an injunction enjoining RFS and the Company from completing the merger, monetary damages in an unspecified amount, the payment of attorney's fees, and rescissory damages. On July 1, 2003 the Company filed an answer to the amended complaint setting forth an affirmative defense and its general denials of the allegations set forth therein. The plaintiff's motion for a temporary restraining order for purposes of enjoining the transaction, was denied on July 8, 2003, by the Circuit Court of Shelby County, Tennessee, 30th Judicial District. The Company is planning to file a motion to dismiss the allegations in the complaint. If the motion is not successful, it is expected that the case will proceed to trial. Based upon the information currently available to the Company, the Company believes the allegations contained in the amended complaint are without merit and intends to vigorously defend the action, and therefore, a liability was not accrued.

On August 26, 2002, Carmel Valley, LLC filed a lawsuit against RFS and certain of its subsidiaries in the Superior Court of the State of California, for the County of San Diego. In connection with the RFS Acquisition, the Company has become a party to a lawsuit claiming damages relating to a dispute over a parcel of land located adjacent to one of its Properties. The Company has unsuccessfully attempted to mediate this case. At this time, the Company believes that the damages claimed against the Company lack sufficient factual support and will continue to vigorously defend the action, and therefore, a liability was not accrued. However, it is possible that losses could be incurred by the Company if the plaintiff ultimately prevails. The plaintiff is seeking monetary damages of up to $0.7 million. The Company has recently filed certain motions to dismiss which are being considered by the Court. If the motions are not successful, it is expected that the case will proceed to trial.

From time to time the Company may be exposed to litigation arising from an unrecognized preacquisition contingency and from the operations of its business. At this time, the Company does not believe that resolution of these matters will have a material adverse effect on the Company's financial condition or results of operations.

As of December 31, 2003, the Company also had commitments to (i) complete construction on two Properties, with an estimated aggregate cost of approximately $64 million, and (ii) to fund furniture, fixture and equipment replacements and capital improvements as needed at the Company's Properties. The Company also has committed to fund its pro rata share of working capital shortfalls and construction commitments for its partnerships, if shortfalls arise, and has guaranteed the debt service for several of its subsidiaries and partnerships. In order to enter into these and other transactions, the Company must obtain additional funds through the receipt of additional offering proceeds and/or advances on its Revolving LOC and permanent financing.

Our Properties are operated under various management agreements with third party managers that call for base management fees, which generally range from 3% to 5% of hotel and resort revenues and have an incentive management fee provision related to the hotel's profitability. The management agreements generally require us to set aside generally 3% to 5% of hotel and resort revenues in FF&E Reserve accounts to be used for the replacement of furniture, fixtures and equipment. The management agreements have terms from 10 to 20 years and generally have renewal options.

20. CREDIT ENHANCEMENTS:

The Company benefits from various types of credit enhancements that have been provided by the managers of some of its Properties. These credit enhancements may be provided to the Company directly or indirectly through unconsolidated subsidiaries and guarantee the Company certain minimum returns on its Properties. Funding under these guarantees is either recognized as other income, as reductions in base management fees or as liabilities by the Company, depending upon the nature of each credit enhancement agreement and whether the funded amounts are required to be repaid by the Company in the future. The repayment of these liabilities is expected to occur at such time that the net operating income of these Properties are in excess of the minimum returns to the Company or its unconsolidated subsidiaries. All of the credit enhancements are subject to expiration or "burn-off" provisions over time or at such time that the funding limit has been reached. There is no assurance that market conditions will allow the Company to continue to obtain credit enhancements on Properties acquired in the future. As a result of the downturn in the overall economy and the threat of terrorism and their adverse effect on the Company's operations, the Company has been relying on credit enhancements to substantially enhance its net earnings and cash flows. To the extent that this trend continues and current credit enhancements are fully utilized or expire, the Company's results of operations and its ability to pay distributions to stockholders will be affected.

The following table represents the Company's amounts and utilization of credit enhancements for the years ended December 31, 2003, and 2002:

	Limited Rent Guarantees	Threshold Guarantees	Liquidity Facility Loans	Senior Loan Guarantees
Amount available as of January 1, 2002	$ 5,911	$ 44,850	$ 5,150	$ –
New credit enhancements obtained	–	6,150	6,594	–
Utilization of credit enhancements	(4,584)	(18,279)	(1,727)	–
Amount available as of December 31, 2002	1,327	32,721	10,017	–
New credit enhancements obtained	–	24,709	–	–
Utilization of credit enhancements	(205)	(37,087)	(4,292)	–
Expiration of credit enhancements	(1,122)	–	–	–
Amount available as of December 31, 2003	$ –	$ 20,343	$ 5,725	$ –

The following table represents the Company's unconsolidated subsidiaries amounts and utilization of credit enhancements for the years ended December 31, 2003, and 2002:

	Limited Rent Guarantees	Threshold Guarantees	Liquidity Facility Loans	Senior Loan Guarantees
Amount available as of January 1, 2002	$ –	$ –	$ 46,951	$ 30,509
New credit enhancements obtained	–	–	12,000	–
Utilization of credit enhancements	–	–	(12,833)	(9,411)
Amount available as of December 31, 2002	–	–	46,118	21,098
Utilization of credit enhancements	–	–	(26,862)	(6,098)
Amount available as of December 31, 2003	$ –	$ –	$ 19,256	$ 15,000

During the years ended December 31, 2003 and 2002, and 2001 the Company recognized approximately $24.8 million, $10.3 million, and $0, respectively, in other income and approximately $2.4 million, $0, and $0 respectively, as a reduction in base management fees as a result of credit enhancements amounts that were utilized. Of the total remaining amounts available to the Company under the credit enhancements, approximately $4.7 million is subject to repayment provisions if utilized. Of the total remaining amounts available to unconsolidated subsidiaries of the Company, approximately $33 million is subject to repayment provisions if utilized.

For ten of the Company's Properties leased to affiliates of Marriott, the credit enhancements funding was sent directly to the Company's third-party tenant lessees, which in turn allows them to make periodic rental payments to the Company. The credit enhancement applicable to these Properties was fully utilized and expired in the third quarter of 2003. Rent payments for these Properties total $26.7 million for a calendar year. Out of the total amount of rental income from operating leases earned from these Properties approximately $7.3 million, $4.6 million, and $0 was funded from credit enhancements during the years ended December 31, 2003, 2002, and 2001, respectively. There is no guarantee that the Company will continue to receive scheduled rental payments for these Properties. In November 2003, the Company entered into an agreement whereby the credit enhancements available for three of its Properties acquired in 2003 will be available to fund short falls in rental payments on these 10 Properties.

In connection with the lease assumptions on nine Properties as discussed in Note 3, "Assignment of Third-Party Leases," the Company assumed a liquidity facility loan in the amount of approximately $3.6 million and a total of approximately $10.2 million was available under the facility. The facility was provided by the manager of the Properties to fund Property operating shortfalls for the aggregate rent due on a pooled basis for the nine portfolio Properties. The facility is available until the earlier of (i) expiration of the agreement on December 31, 2004, (ii) the minimum rent coverage of the pooled Properties equals or exceeds a predefined threshold for 13 consecutive accounting periods or (iii) total liquidity facility funding equals or exceeds 10% of the total purchase price for all nine Properties at the end of any fiscal year. As of December 31, 2003, $1.2 million was available for future draws under the liquidity facility loan.

The following table represents the amounts that the Company had recorded as other liabilities in the accompanying consolidated balance sheet as of December 31, (in thousands):

	2003	2002
Limited rent guarantees	$ –	$ –
Threshold guarantees	500	–
Liquidity facility loan	10,038	5,631
Senior loan guarantees	–	–
	$ 10,538	$ 5,631

The following table represents the amounts that the Company's unconsolidated subsidiaries' had recorded as liabilities related to credit enhancements as of December 31, (in thousands):

	2003	2002
Limited rent guarantees	$ –	$ –
Threshold guarantees	–	–
Liquidity facility loan	48,600	19,575
Senior loan guarantees	22,574	14,829
	$ 71,174	$ 34,404

The senior loan guarantee and liquidity facility loan for the Waikiki Beach Marriott Property, in which the Company owns a 49% joint venture interest, expired in the third quarter of 2003 and the first quarter of 2004, respectively. As result, the Company and its co-venturers may no longer receive cash distributions from this joint venture and may be required to make capital contributions to fund hotel and resort operating shortfalls until the time that the operating performance of this Property improves. This may reduce cash flows available for distribution to the stockholders of the Company.

As of December 31, 2003 and 2002, the Company had approximately $26.1 million and $44.1 million, respectively, available for funding under the various forms of credit enhancement. The Company's unconsolidated subsidiaries had approximately $34.3 million and $67.1 million, respectively, as of December 31, 2003 and 2002, available for funding.

21. SELECTED QUARTERLY FINANCIAL DATA:

The following table presents selected unaudited quarterly financial data for each full quarter during the years ended December 31, 2003 and 2002 (in thousands, except per share data). Revenue amounts reported for 2002 and the first three quarters of 2003 have been restated for the effects of the implementation of FIN 46R (see Note 2 to the consolidated financial statements):

2003 Quarter	First	Second	Third	Fourth	Year
Continuing Operations:					
Revenues	$ 95,637	$ 107,520	$ 158,387	$ 195,596	$ 557,140
Income (loss) from continuing operations	6,437	983	(6,062)	3,413	4,771
Discontinued Operations:					
Revenues	–	–	3,001	2,699	5,700
Income from discontinued operations	–	–	774	448	1,222
Net Earnings (Loss)	6,437	983	(5,288)	3,861	5,993
Earnings (Loss) per Share, basic and diluted:					
Continuing operations	0.05	0.01	(0.03)	0.02	0.02
Discontinued operations	–	–	–	–	0.01
Net earnings	0.05	0.01	(0.03)	0.02	0.03
Weighted average number of shares of common stock outstanding basic and diluted	133,837	153,668	181,941	220,092	172,449

2002 Quarter	First	Second	Third	Fourth	Year
Continuing Operations:					
Revenues	$ 45,038	$ 49,499	$ 63,539	$ 67,450	$ 225,526
Income from continuing operations	3,651	4,757	2,343	5,059	15,810
Net Earnings	3,651	4,757	2,343	5,059	15,810
Earnings per Share, basic and diluted:					
Continuing operations	0.05	0.05	0.02	0.04	0.16
Net earnings	0.05	0.05	0.02	0.04	0.16
Weighted average number of shares of common stock outstanding basic and diluted	80,748	89,490	100,749	117,523	97,874

22. SUBSEQUENT EVENTS:

During the period January 1, 2004 through February 20, 2004, the Company received subscription proceeds from its 2003 Offering of approximately $270.0 million representing the issuance of approximately 27.0 million shares of common stock.

On January 1, 2004 and February 1, 2004, the Company declared distributions totaling approximately $15.7 million and $16.7 million, respectively, or $0.064583 per share of common stock, payable by March 31, 2004, to stockholders of record on January 1, 2004 and February 1, 2004, respectively.

On February 12, 2004, through a wholly owned subsidiary, the Company entered into a stock purchase agreement with KKR Partners II, L.P., a Delaware limited partnership, KKR 1996 Fund, L.P., a Delaware limited partnership, Resort Associates, L.P., a Delaware limited partnership, Golf Associates, L.P., a Delaware limited partnership and KSL Recreation Corporation, a Delaware corporation (referred to as "KSL"), whereby the Company has agreed to acquire all of the outstanding capital stock of KSL and its subsidiaries, for approximately $1.4 billion in cash and estimated closing costs of approximately $25 million (the "KSL Acquisition"). In connection with the KSL Acquisition, the Company paid a non-refundable deposit of $75 million in February 2004. Upon consummation of the transaction, the six resorts currently owned by KSL will be acquired by the Company's wholly owned subsidiaries and it will be subject to the outstanding debt of KSL and its subsidiaries (approximately $794 million as of February 2, 2004) ("Existing KSL Debt") and any other outstanding liabilities. The closing of the KSL Acquisition is subject to the fulfillment of certain conditions, such as customary approvals and other closing conditions. If the conditions are not satisfied, the KSL Acquisition may not occur. The Company has received a commitment from a lender to finance the KSL Acquisition with a bridge loan of up to $1.86 billion ("KSL Bridge Loan"). The Company may use the proceeds of the KSL Bridge Loan to repay the Existing KSL Debt simultaneously with the consummation of the KSL Acquisition or it may only draw approximately $1.1 billion on the KSL Bridge Loan and later refinance the Existing KSL Debt. The Company is in the process of obtaining a commitment to refinance the Existing KSL Debt (if such debt is not repaid simultaneously with the consummation of the KSL Acquisition) and/or a portion of the KSL Bridge Loan with the proceeds of permanent financing to be obtained within nine months of consummating the KSL Acquisition. The KSL Bridge Loan is expected to be repaid from a combination of permanent debt, or out of the proceeds that the Company may receive from the sale of the Company's common stock through the 2004 Offering.

In March 2004, the third-party tenants affiliated with Marriott for 10 of the Company's Properties with combined net operating income of approximately $13.0 million and base rental obligations of $26.7 million informed us that the annual net operating income projected for these Properties would be insufficient to fund the full amount of scheduled base rent for 2004 and potentially subsequent years. As a result, the Company has begun discussions with those tenants on possible alternatives that would address the current circumstances including its possible acquisition of the leasehold interests in these Properties and the execution of management agreements with Marriott or its affiliates to operate the Properties under long-term contracts. Under this alternative arrangement, these Properties would be leased to one or more of the Company's TRS subsidiaries and managed by an affiliate of Marriott. This possible alternative may include additional guarantees, provided by Marriott, of minimum returns which may not provide the same income stream as the base rents. The Properties are encumbered by debt and consequently any alternative solution will be subject to approval by the lender providing the related financing. As these discussions continue it is possible that Marriott, on behalf of the tenants, will continue to pay the rent due under the current lease structure until such time that these leases are assigned or modified.

The Company may be required to return the security deposits received in connection with the current agreements. Should the Company take assignment of the leasehold interests, the operations of these hotels will be included in our consolidated statement of earnings in lieu of the rental income which is currently being recognized.

The Company developed and completed a Courtyard by Marriott in Foothill Ranch, California. The Property opened on February 18, 2004.

As indicated under Note 10, "Investments," CNL Hospitality Partners, LP, a wholly owned subsidiary of the Company ("Hospitality Partners"), has invested approximately $19 million in HLP's Series A convertible preferred partnership units (representing 190,266 Series A preferred partnership units which are convertible at any time for (among other securities) approximately 2,816,460 common shares of beneficial interest of Hersha Hospitality Trust ("HT"), HLP's parent entity, subject to certain adjustments). Hospitality Partners has exercised its registration rights under that certain Registration Rights Agreement with HLP dated April 21, 2003 (the "Registration Rights Agreement"). Accordingly, on March 2, 2004, HT filed a registration statement on Form S-3 with the Commission registering the 2,816,460 common shares of beneficial interest of HT underlying the Company's 190,266 Series A preferred partnership units in HLP. Although the Company invoked its registration rights under the Registration Rights Agreement, at this time the Company does not know with certainty that it will exchange its preferred partnership units into common shares of beneficial interest, or if it does exercise its rights to convert the preferred partnership units into common shares of beneficial interest, that it will sell such shares.

During the first quarter of 2004, the Company began to actively consider various alternatives including Listing, recapitalization of its current debt structure, possible mergers, additional acquisitions or continuing to raise money and operate as it currently does.

The Company currently is seeking additional Properties or other permitted real estate related investment opportunities, such as investments into other real estate companies or partnerships.

Share Price & Distribution Data

The Company expects to make distributions to the stockholders pursuant to the provisions of the Articles of Incorporation. For the years ended December 31, 2003 and 2002, the Company declared cash distributions of approximately $130.0 million and $74.2 million respectively, to the stockholders. For the years ended December 31, 2003 and 2002, approximately 39% and 51%, respectively, of the distributions paid to stockholders were considered ordinary income and approximately 61% and 49%, respectively, were considered a return of capital to stockholders for federal income tax purposes. No amounts distributed to stockholders for the years ended December 31, 2003 and 2002, were required to be or have been treated by the Company as a return of capital for purposes of calculating the stockholders' return on their invested capital. Some future fees payable to CNL Hospitality Corp. are subordinate to the achievement of an 8% return on stockholders' invested capital.

The following table presents total distributions and distributions per share (in thousands except per share data):

2003 Quarter	First	Second	Third	Fourth	Year
Total distributions declared	$ 25,396	$ 29,010	$ 34,177	$ 41,378	$ 129,961
Distributions per share	0.194	0.194	0.194	0.194	0.776
2002 Quarter					
Total distributions declared	$ 15,432	$ 17,058	$ 19,322	$ 22,405	$ 74,217
Distributions per share	0.194	0.194	0.194	0.194	0.776

On January 1, 2004, February 1, 2004, and March 1, 2004, the Company declared distributions totaling approximately $15.7 million, $16.7 million and $18.3 million, respectively, or $0.064583 per share of common stock, payable by March 31, 2004, to stockholders of record on January 1, 2004, February 1, 2004, and March 1, 2004, respectively. On April 1, 2004 and May 1, 2004, the Company declared distributions to stockholders of record on April 1, 2004, and May 1, 2004, of $18.4 million, or $0.064583 per share each month, payable by June 30, 2004.

The Company intends to continue to declare distributions of cash to stockholders on a monthly basis while it is engaged in a public offering of its common stock, and quarterly thereafter to the extent that cash is available for distribution. The Company may not continue to be able to pay distributions, except to maintain REIT status in accordance with the Internal Revenue Code of 1986, as amended. The Company is required to distribute annually at least 90% of its taxable income to maintain its objective of qualifying as a REIT. Distributions will be made at the discretion of the Board of Directors, depending generally on various factors including cash flows from operations and our financial condition, subject to the obligation of the Board of Directors to ensure the Company remains qualified as a REIT for federal income tax purposes.

As of April 1, 2004, there were approximately 102,259 shareholders of record of common stock. There is no public trading market for the shares, and even though the Company intends to list its shares on a national securities exchange or over-the-counter market within four years if market conditions are satisfactory, a public market for the shares may not develop even if the shares are listed. Prior to such time, if any, as the listing of the Company's shares on a national securities exchange or over-the-counter market occurs, any shareholder (other than CNL Hospitality Corp.) may present all or any portion equal to at least 25% of such shareholder's shares to the Company for redemption at any time, in accordance with the procedures outlined in the Company's redemption plan. During periods when the Company is not engaged in a public offering, the redemption price will be determined by the Board based on a variety of factors. At no time during a 12-month period may the number of shares redeemed by the Company exceed 5% of the number of shares of its outstanding common stock at the beginning of the 12-month period. The full amount of the proceeds from the sale of shares under the Company's reinvestment plan attributable to any calendar quarter will be used to redeem shares presented for redemption during such quarter. In addition, the Company may, at its discretion, use up to $100,000 per calendar quarter of the proceeds of any public offering of its common stock for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar quarter for use for redemptions. There may not be sufficient funds available for redemptions and, accordingly, a shareholder's shares may not be redeemed. The Company's Board of Directors, in its discretion, may amend or suspend the redemption plan at any time they determine that such amendment or suspension is in the Company's best interest. For the years ended December 31, 2003 and 2002, approximately 716,000 and 260,000 shares, respectively, were redeemed at $9.20 per share and retired from shares outstanding of common stock. The price to be paid for any share transferred other than pursuant to the redemption plan is subject to negotiation by the purchaser and the selling shareholder.

As of December 31, 2003, the offering price per share of common stock was $10.00. The offering price per share was determined by the Company, in its sole discretion, based upon the price the Company believed investors would pay for the shares and on certain other considerations. The Company's shares are not publicly traded and there is no public market for the shares on which to base market value. The Company did not take into account the value of the underlying assets in determining the price per share. Investors are cautioned that common stock not publicly traded is generally considered illiquid and the estimated value per share may not be realized when an investor seeks to liquidate his or her common stock.

Shareholder Information

SHAREHOLDER INFORMATION:
The Company had approximately 102,500 shareholders as of April 1, 2004.

Business inquiries by shareholders should be directed to:

CNL Investor Administration
P.O. Box 4920
Orlando, FL 32802-4920
(407) 650-1000
(866) 650-0650

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS:
PricewaterhouseCoopers LLP
Orlando, FL

COUNSEL:
Greenberg Traurig, LLP
New York, NY

ADVISOR:
CNL Hospitality Corp.
Orlando, FL

CORPORATE OFFICES:
CNL Hospitality Properties, Inc.
450 South Orange Avenue
Orlando, FL 32801
(407) 650-1000
(866) 650-0650
www.cnlonline.com

FORM 10-K/A:
The Company's Amendment No. 2 to its annual report filed on Form 10-K/A with the Securities and Exchange Commission (the "Commission") is available at no charge upon written request to Brian Strickland, the Company's Corporate Secretary at the above address. The Commission maintains a web site located at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the Company that is filed electronically with the Commission. In addition, the Company makes available free of charge on its Internet web site (http://www.cnlonline.com) the Company's Amendment No. 2 to its annual report on Form 10-K/A.



CNL™
Hospitality Properties, Inc.

CNL Center at City Commons
450 South Orange Avenue
Orlando, Florida 32801-3336
tel (407) 650-1000 (866) 650-0650
www.cnlonline.com

Mailing Address:
P.O. Box 4920
Orlando, Florida 32802-4920